                                                                   June 22, 2005

Ms. Michele Anderson
Legal Branch Chief
Division of Corporations
Securities and Exchange Commission
Washington, D.C.  20549

RE:         LYNCH INTERACTIVE CORPORATION
            SCHEDULE 13E-3/A; FILE NO. 05-56859
            PRELIMINARY SCHEDULE 14A; FILE NO. 0-15097
            FILED APRIL 19, 2005

            FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
            FILE NO. 0-15097
            FILED APRIL 1, 2005, AMENDED MAY 2, 2005

Dear Ms. Anderson:

            We are securities counsel to Lynch Interactive Corporation (the
"Company") and are submitting, on behalf of the Company, its responses to the comment letter from the Division of Corporation Finance, dated May 18, 2005, relating to the filing of the Company's Schedule 13E-3/A ("Schedule 13E-3") and
Preliminary Schedule 14A (the "Preliminary Proxy Statement"). The Company's
responses are numbered to correspond to the Staff's comments and are filed together with Amendment No. 1 to Preliminary Proxy Statement (the "Amended
Preliminary Proxy Statement"), which amends the Company's Preliminary Proxy
Statement Schedule filed on April 19, 2005.

                                  SCHEDULE 14A

GENERAL

1.          PLEASE REVISE THE ORGANIZATION OF YOUR DISCLOSURE DOCUMENT TO COMPLY
            WITH THE REQUIREMENTS OF RULE 13E-3 AND REGULATION 14A. FOR EXAMPLE,
            PROVIDE ON THE FIRST PAGE OF THE PROXY STATEMENT THE INFORMATION
            REQUIRED BY ITEM 1(B) OF SCHEDULE 14A AND THE LEGEND REQUIRED BY
            RULE 13E-3(E)(1)(III), WHICH CURRENTLY APPEAR ON PAGE 8. ALSO,
            REVISE THE PROXY STATEMENT TO INCLUDE A TABLE OF CONTENTS PRIOR TO

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            THE SPECIAL FACTORS SECTION. IN ADDITION, RELOCATE THE SUBSECTIONS
            ENTITLED "PROXIES AND VOTING PROCEDURES" AND "COST OF PROXY
            SOLICITATION" SO THEY APPEAR AFTER THE SPECIAL FACTORS SECTION. NOTE
            THAT THE SPECIAL FACTORS SECTION SHOULD IMMEDIATELY FOLLOW THE
            SUMMARY SECTION. SEE RULE 13E3(E)(1)(II).

            The requested revisions have been made. The first page of the Proxy
            Statement (after the statutory Notice of Meeting) contains the name, address and phone number of the Company. It discloses when proxy materials will first be mailed to stockholders and it has the required legend. The "Summary Term Sheet" then starts on page 1 and is followed by a "Table of Contents" on page 10. Following the table of contents are the "Special Factors" (on page 12), followed by
            "Proxies And Voting Procedure" and "Cost Of Solicitation."
            Thereafter, the Introduction and Proposal 1 appear on page 30, followed by the remainder of the Proxy Statement in the same order as the Preliminary Proxy Statement filed April 19th.

2.          PLEASE INDICATE THAT THE PROXY STATEMENT AND FORM OF PROXY CARD ARE
            PRELIMINARY COPIES. REFER TO RULE 14A-6(E)(1).

            The Amended Preliminary Proxy Statement and the form of Proxy Card attached thereto have each been marked "Preliminary Copy."

3.          TO ASSIST INVESTORS IN UNDERSTANDING THAT THE REVERSE STOCK SPLIT
            WOULD APPLY TO ALL HOLDERS OF YOUR COMMON STOCK AT THE EFFECTIVE
            TIME, PLEASE REVISE THROUGHOUT TO CONSISTENTLY STATE AS OF WHAT TIME
            YOU WILL TAKE NOTE OF THE NUMBER OF SHARES HELD BY HOLDERS FOR
            PURPOSES OF DETERMINING WHETHER THEY WILL BE CASHED OUT. WE NOTE,
            FOR EXAMPLE, THAT ON PAGE FOUR YOU STATE "IMMEDIATELY BEFORE" THE
            EFFECTIVE TIME OF THE REVERSE STOCK SPLIT, BUT ON PAGE 23 YOU STATE
            "AS OF" THE EFFECTIVE TIME OF THE REVERSE STOCK SPLIT.

            The Amended Preliminary Proxy Statement has been revised to use the term "immediately before" to indicate the time as of which the determination is to be made as to how many shares a stockholder holds.

4.          SIMILARLY, REVISE THROUGHOUT TO EXPLAIN WHETHER THE CASH-OUT
            PER-SHARE CONSIDERATION IS BASED ON THE NUMBER OF SHARES HELD BY THE
            APPLICABLE HOLDER IMMEDIATELY BEFORE THE REVERSE STOCK SPLIT AND
            THAT IT IS NOT BASED ON SUCH HOLDER'S FRACTIONAL SHARE OWNERSHIP
            FOLLOWING THE REVERSE STOCK SPLIT. CONSIDER INCLUDING AN EXAMPLE
            SCENARIO FOR A CASHED OUT SHAREHOLDER.

            The Company has revised the second bullet point appearing on page 15 and, below such bullet point, added an example to clarify that a holder of over 100 shares who, as a result of the reverse stock split, holds both whole and fractional shares will not be cashed out of its fractional share interest but will continue to hold it.

5.          WE NOTE THAT YOU HAVE PURCHASED 38,400 SHARES OF COMMON STOCK IN THE
            PAST TWO YEARS UNDER A SHARE REPURCHASE PROGRAM, AND THAT YOU
            PURCHASED SHARES UNDER THE PLAN AT THE SAME TIME THE BOARD
            CONSIDERED TAKING THE COMPANY PRIVATE. PLEASE TELL US IN YOUR
            RESPONSE LETTER WHY THESE SHARE REPURCHASES WERE NOT THE FIRST STEPS
            IN THE GOING-PRIVATE TRANSACTION. REFER TO RULE 13E-3(A)(3) AND
            QUESTION AND ANSWER NO. 4 OF EXCHANGE ACT RELEASE NO. 34-17719

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            (APRIL 13, 1981). TELL US THE EXACT DATES OF THE REPURCHASES AND THE
            CORRESPONDING AMOUNTS PAID FOR THE SHARES. ALSO ADVISE WHETHER YOU
            INTEND TO INCREASE THE NUMBER OF SHARES YOU MAY REPURCHASE UNDER THE
            PROGRAM; IT APPEARS THAT CURRENTLY THE NUMBER IS CAPPED AT 100,000.

            The 38,400 shares repurchased in the two years from April 1, 2003 to
            March 31, 2005 were part of a program that was authorized by the
            Board of Directors on September 9, 1999, subsequent to the spin off of the Company from Lynch Corporation, the goal of which was to purchase up to 100,000 shares of common stock from time to time at then current market prices. See "Sources and Uses of Cash" in the
            MD&A of the Company's 2004 10-K/A. The Company was not
            considering going dark in September 1999 when it initially approved the repurchases and did not consider this step until August 2004.
            Share purchases after July 2004 were made automatically pursuant to a non-discretionary arrangement, until January 5, 2005, when all purchases stopped. The Company stopped the purchases at a point prior to the time when Management believed there was a meaningful possibility that the Comapny would go dark.

            The 38,400 shares you cite were purchased in over 90 separate daily transactions primarily in blocks of between 100 and 500 shares. The largest purchases were 5,700 shares on January 3, 2005 at $31.53;
            2,500 shares on October 18, 2004 at $32.03; and 1,200 shares on each of four trading days from May 27, 2003 through June 3, 2003 at prices averaging $21.53. The prices paid for all shares were based on market prices for the applicable days.

            The Company has reserved the right to recommence purchases under the existing Board authorization subsequent to the reverse stock split, but has made no decision to do so and has made no determination as to whether it might increase the number of shares authorized for repurchase at a later date.

6.          WE NOTE THAT THE PROPOSAL TO APPROVE THE AMENDMENT TO THE COMPANY'S
            CERTIFICATE OF INCORPORATION INCLUDES BOTH THE REVERSE STOCK SPLIT
            AND THE GRANT OF A RIGHT OF FIRST REFUSAL TO THE COMPANY IN THE
            EVENT A SHAREHOLDER WISHES TO SELL ITS SHARES IN THE FUTURE. WHILE
            WE NOTE THAT THE COMPANY HAS INCLUDED BOTH ACTIONS IN A SINGLE
            AMENDMENT, PLEASE ADVISE US AS TO WHAT CONSIDERATION WAS GIVEN TO
            WHETHER THE PROPOSAL ACTUALLY PRESENTS TWO MATTERS AND WHETHER
            SHAREHOLDERS SHOULD HAVE THE OPPORTUNITY TO VOTE ON EACH MATTER
            SEPARATELY IN ACCORDANCE WITH RULE 14A-4(A)(3). FOR FURTHER
            GUIDANCE, PLEASE SEE THE FIFTH SUPPLEMENT TO THE DIVISION OF
            CORPORATION FINANCE'S MANUAL OF PUBLICLY AVAILABLE TELEPHONE
            INTERPRETATIONS (SEPTEMBER 2004).

            The proposed 1-for-100 reverse stock split and the option are not meant to be and have never been considered as separate proposals.
            The proposed option was added to the terms of the reverse stock split at the direction of the Board of Directors (in lieu of an outright ban on transfers) to protect against those circumstances where a transfer could have the unintended effect of increasing the number as holders of record so that the Company would be
            involuntarily forced to reregister under the Securities Exchange Act of 1934, as amended. Neither part of the amendment would be submitted for shareholder approval on its own and the Company believes that presenting them as separate proposals when they are not intended to be separate would further complicate an already complicated presentation to our stockholders.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

SUMMARY TERM SHEET, PAGE 1

7.          PLEASE REVISE THE SUMMARY TERM SHEET SO THAT IT APPEARS IN BULLET
            POINT FORMAT. SEE ITEM 1001 OF REGULATION M-A.

            The Company has revised the Summary Term Sheet so that it appears in bullet point format on pages 1 through 3. The Q&A format used in the rest of this section has been retained.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE PROPOSALS, PAGE 3

8.          PLEASE CONFIRM TO US IN YOUR RESPONSE LETTER, IF TRUE, THAT YOU WILL
            NOT SOLICIT PROXIES ON THE INTERNET. BE ADVISED THAT ALL WRITTEN
            SOLICITING MATERIALS, INCLUDING SCRIPTS TO BE USED IN SOLICITING
            PROXIES OVER THE TELEPHONE, MUST BE FILED UNDER THE COVER OF
            SCHEDULE 14A. SEE RULE 14A-6(B) AND (C).

            Neither the Company nor its proxy solicitors, Morrow & Co., will solicit proxies over the Internet. The Company understands that all written solicitation materials including scripts, must be filed under the cover of Schedule 14A.

9.          REVISE YOUR ANSWER TO THE QUESTION ON PAGE 7 CONCERNING HOW HOLDERS
            MAY LEARN THE VOTING RESULTS OF THE ANNUAL MEETING, AS YOU MUST FILE
            AN AMENDMENT TO THE SCHEDULE 13E3 TO REPORT ANY MATERIAL CHANGES IN
            THE INFORMATION SET FORTH IN THE PREVIOUSLY-FILED SCHEDULE 13E-3.
            SEE RULE 13E-3(D)(3).

            The Staff's comment is noted. The word "or" has been changed to
            "and" in the second line of the answer to the third question on page
            8.

SPECIAL FACTORS, PAGE 10

            GENERAL

10.         WE NOTE YOUR STATEMENT ON PAGE 2 THAT YOUR BOARD "MAY ABANDON THE
            PROPOSAL AT ANY TIME WITHOUT FURTHER ACTION BY [Y]OUR STOCKHOLDERS,
            OR MAY FILE THE AMENDMENT EFFECTING THE PROPOSAL AT ANY TIME WITHOUT
            FURTHER NOTICE TO OR ACTION ON THE PART OF [Y]OUR SHAREHOLDERS."
            DESCRIBE UNDER WHAT CIRCUMSTANCES THE BOARD WOULD ABANDON THE
            PROPOSAL. EXPLAIN TO US IN YOUR RESPONSE LETTER HOW LONG THE SPLIT
            MAY BE DELAYED AFTER SHAREHOLDER APPROVAL HAS BEEN RECEIVED.

            The Board of Directors may abandon the proposal for any reason;
            however the primary advantage of the proposal is cost savings, in particular savings of increased costs that would otherwise be incurred to comply with the Sarbanes-Oxley Act of 2002, and particularly Section 404 thereof. As now stated in the first bullet on page 3, any congressional or regulatory initiative that would give substantial permanent relief to issuers like the Company, could influence the Board to abandon the amendment.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            By its terms the authorization has no end date. The Company takes the view that the proposal should be acted upon before it becomes
            "stale." The Company expects to make this decision within 30 days after approval by the stockholders.

            BACKGROUND OF THE PROPOSAL, PAGE 10

11.         PLEASE SPECIFY WHEN IN 2004 YOUR BOARD BEGAN CONSIDERING THE ISSUES
            THAT LED TO THE GOING-PRIVATE TRANSACTION PROPOSAL. YOUR REVISED
            DISCLOSURE SHOULD ALSO PROVIDE MORE SPECIFIC INFORMATION AS TO WHY
            YOU ARE SEEKING TO UNDERTAKE THE GOING-PRIVATE TRANSACTION AT THIS
            TIME AS OPPOSED TO OTHER TIMES IN THE COMPANY'S OPERATING HISTORY.
            SEE ITEM 1013(C) OF REGULATION M-A.

            The Company has included on page 12 a statement that the Board began explicitly considering the issue that led to this proposal in August
            2004 as a result of costs incurred in connection with preliminary work related to Section 404 compliance. The Company has amplified on the disclosure in the second Question and Answer dealing with this issue, to explicitly include reference to these compliance costs savings.

12.         EXPAND YOUR DISCUSSION OF THE BACKGROUND OF THE REVERSE STOCK SPLIT
            TO DESCRIBE ALL MEETINGS, NEGOTIATIONS, CONTACTS, ETC., AMONG BOARD
            MEMBERS AND EXECUTIVE OFFICERS. IDENTIFY THE PARTICIPANTS IN AND
            INITIATOR OF EACH MEETING, AND REVISE YOUR DISCUSSION OF THOSE
            MEETINGS TO PROVIDE THE READER WITH MORE OF A SENSE OF THE CONTENT
            OF THOSE DISCUSSIONS. PLEASE REVISE TO ADDRESS THE FOLLOWING
            EXAMPLES, WHICH ARE NOT INTENDED TO BE AN EXHAUSTIVE LIST:

            o     DESCRIBE WHEN AND TO WHAT EXTENT THE BOARD CONSIDERED THE
                  "NUMEROUS ALTERNATIVES" TO ACHIEVE GOING PRIVATE;

            o     EXPLAIN HOW THE REVERSE STOCK SPLIT RATIO WAS DETERMINED;

            o     ADDRESS HOW YOU ARRIVED AT THE PER SHARE CASH-OUT PRICE; AND

            o     DISCLOSE HOW AND WHEN THE MEMBERS OF YOUR BOARD AND MANAGEMENT
                  THAT ARE SHAREHOLDERS INDICATED THEIR INTENT TO VOTE IN FAVOR
                  OF THE REVERSE STOCK SPLIT.

            The Company has rearranged the disclosure under "Special
            Factors--Background of the Proposal" beginning on page 12 to highlight the chronology of this proposal, including other alternatives raised with the Board during its consideration of the proposal at its March 9, 2005 meeting. At this meeting, the Board first reviewed the initial draft of the Preliminary Proxy Statement describing the proposal, including the alternatives to the proposal, in detail.

            The Company has also added statements that (i) the reverse split ratio was determined by Management on the basis of its
            effectiveness, based upon stock records available to Management, in reducing below 300 the number of stockholders of record and its convenience in performing calculations.

            The per share cash-out price formula was determined by the Board of
            Directors as a result of numerous factors and was based on a formula initially suggested by Management that the Board modified. The Board subsequently added a $29 per share "floor" price in order to provide down-side protection for small stockholders being cashed out.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            The Board of Directors, at its March 9, 2005 and April 17, 2005
            meetings (subject to a final review by the Audit Committee, in the case of the April 17 meeting) unanimously approved the filing of the
            Preliminary Proxy Statement and the transactions described therein
            (including the references to their own approval of the transaction).
            The Company understands that all of the directors will vote in favor of the proposal at the Annual Meeting.

            PURPOSE OF THE PROPOSAL, PAGE 11

13.         NOTE THAT, EVEN IF YOU TERMINATE YOUR COMMON STOCK REGISTRATION
            UNDER SECTION 12(B) OF THE EXCHANGE ACT, YOUR COMMON STOCK STILL MAY
            HAVE TO BE REGISTERED UNDER SECTION 12(G) OR SECTION 15(D), AND, AS
            A RESULT, YOU STILL WOULD HAVE THE DUTY TO FILE PERIODIC REPORTS AND
            COMPLY WITH THE SARBANES-OXLEY ACT. PLEASE REVISE YOUR DISCLOSURE ON
            PAGE 11 THAT SUGGESTS OTHERWISE.

            The Company has added a statement beginning at the bottom of page 13 that under certain circumstances, the Company might have to reregister. However, the Company considers the possibility of re-registration to be remote. The number of holders after the reverse stock split will be well below 300, the Company will have the option to repurchase shares if a transfer would cause the
            Company's number of record holders to equal or exceed 300 and the
            Board has no current intention to engage in a public offering or to relist its shares in the foreseeable future.

            STRUCTURE OF THE PROPOSAL, PAGE 12

14.         PLEASE STATE WHETHER, AND TO WHAT EXTENT, ANY EXECUTIVE OFFICER,
            DIRECTOR OR AFFILIATE MAY PURCHASE ADDITIONAL SHARES OF YOUR COMMON
            STOCK PRIOR TO THE EFFECTIVE TIME OF THE REVERSE STOCK SPLIT.

            On page 16, the Company has added a disclosure that it has no outstanding executive stock options. Two officers, the Chief
            Executive Officer and the Chief Financial Officer (and no directors)
            have elected, pursuant to the provisions of the Company's 401(k)
            plan, to have some of their contributions to that plan used to purchase shares of the Company's common stock. Such purchases are made by the trustee of the plan at prevailing market prices on a non-discretionary basis. The Company is not aware of any other purchases contemplated by officers or directors while the reverse stock split proposal is pending.

15.         DISCLOSE THE EFFECTS OF THE RULE 13 E-3 TRANSACTION ON THE COMPANY'S
            AFFILIATED STOCKHOLDERS IN ACCORDANCE WITH ITEM 1013(D) OF
            REGULATION M-A.

            The Company has expanded the disclosure under "Special Interests of
            Affiliated Persons in the Transactions" on page 31 to indicate that affiliated stockholders will (or will not) receive cash in a manner identical to unaffiliated stockholders. This will depend only on whether they hold fewer than 100 shares (or 100 or more shares), immediately before the effective time of the reverse stock split.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            ADVANTAGES OF THE PROPOSAL, PAGE 14

16.         DISCLOSE THE BASIS FOR MANAGEMENT'S ESTIMATE OF THE $500,000
            INCREASE IN FEES PAYABLE TO THIRD PARTIES DURING THE INITIAL YEAR OF
            COMPLIANCE WITH SECTION 404. ALSO QUANTIFY THE AMOUNT OF TIME
            MANAGEMENT DEVOTES TO COMPLIANCE WITH THE FEDERAL SECURITIES LAWS,
            TO THE EXTENT PRACTICABLE.

            The requested disclosure has been made. The $500,000 cost disclosed on page 17 is a management estimate. The Company has added language on page 17 to the effect that the initial year of compliance with
            Section 404 of the Sarbanes-Oxley Act will require significant consulting costs to help the Company prepare process narratives, document internal controls, remediate where controls are considered less than adequate and determine which controls should be tested. In
            2004, the Company incurred $300,000 in external consulting costs to document the controls at one subsidiary. While the Company's management expects to be able to utilize the work performed at that subsidiary to serve as a model to document controls at its other operations and to rely more on internal resources, it believes that due to the Company's limited personnel resources, the geographic disparity and decentralized nature of the Company's operations, it would take two consultants more than six months to complete the initial documentation and remediation. The $500,000 estimate is based on two consultants, each working 1,250 hours at a rate of $200 per hour and does not include the $300,000 already spent in 2004.
            The Company believes that this represents costs that are over and above the ongoing annual cost to update the documentation and perform required testing.

            As the Company does not require its executives to keep time sheets, it is not possible to estimate accurately the amount of time spent by management on securities law compliance. It has, for this reason not included this type of cost in its development of estimated cost savings set forth on pages 16 and 17.

            DISADVANTAGES OF THE PROPOSAL, PAGE 16

17.         REVISE TO ENSURE THAT YOU INCLUDE A REASONABLY THOROUGH DISCUSSION
            OF THE DETRIMENTS OF THE REVERSE STOCK SPLIT. SEE INSTRUCTION 2 TO
            ITEM 1013 OF REGULATION M-A. FOR EXAMPLE, REVISE TO DISCUSS HERE
            THAT THE COMPANY WILL NO LONGER BE SUBJECT TO THE PROVISIONS OF THE
            SARBANES-OXLEY ACT OR THE LIABILITY PROVISIONS OF THE EXCHANGE ACT
            AND THAT OFFICERS OF THE COMPANY WILL NO LONGER BE REQUIRED TO
            CERTIFY THE ACCURACY OF ITS FINANCIAL STATEMENTS. ALSO DISCUSS THAT
            THE PROPOSED AMENDED CERTIFICATE OF INCORPORATION AFFORDS THE BOARD
            A RIGHT OF FIRST REFUSAL ON SHARES THAT A HOLDER WOULD LIKE TO SELL
            IF THE BOARD BELIEVES SUCH SALE WOULD CONTRIBUTE TO THE COMPANY'S
            HAVING 300 OR MORE RECORD HOLDERS. ALSO INDICATE THAT THE PRICE TO
            THE COMPANY OF SUCH SHARES WOULD NOT BE OF THE HOLDER'S CHOOSING.

            The requested revisions have been made here. The Company has added a cross-reference to "Special Interests of Affiliated Persons in the
            Transaction" on page 31, which also deals with this issue.

            OPINION OF FINANCIAL ADVISOR, PAGE 16

18.         PLEASE PROVIDE US WITH A COPY OF THE ENGAGEMENT LETTER WITH CAYMUS
            PARTNERS.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            A copy of the Company's engagement letter with Caymus Partners will be submitted supplementally.

19.         BRIEFLY DESCRIBE CAYMUS PARTNERS' QUALIFICATIONS. SEE ITEM
            1015(B)(2) OF REGULATION MA.

            The Amended Preliminary Proxy Statement includes, at page 20, a disclosure to the effect that Caymus Partners is an investment banking "boutique" firm organized in 2001. The disclosure also states, based on information furnished by Caymus Partners, that it has successfully completed over 30 transactions and its eight professionals, while at other firms, closed more than 240
            transactions. Those professional personnel have collectively over 65 years of investment banking and other investment related experience.
            Such experience is broadly based both in terms of industries and kinds of transactions represented.

20.         EACH PRESENTATION, DISCUSSION, OR REPORT HELD WITH OR PRESENTED BY
            AN OUTSIDE PARTY THAT IS MATERIALLY RELATED TO THE RULE 13E-3
            TRANSACTION, WHETHER ORAL OR WRITTEN, IS A SEPARATE REPORT THAT
            REQUIRES A REASONABLY DETAILED DESCRIPTION MEETING THE REQUIREMENTS
            OF ITEM 1015 OF REGULATION M-A. REVISE TO SUMMARIZE ANY AND ALL
            PRESENTATIONS MADE BY CAYMUS PARTNERS OR DELOITTE & TOUCHE LLP
            DURING THE BOARD'S, INCLUDING THE AUDIT COMMITTEE'S, EVALUATION OF
            THE RULE 13E-3 TRANSACTION AND FILE ANY WRITTEN MATERIALS, INCLUDING
            BOARD BOOKS, SPREAD SHEETS, TALKING PAPERS, DRAFTS, SUMMARIES OR
            OUTLINES, AS EXHIBITS PURSUANT TO ITEM 9 OF SCHEDULE 13E-3 AND ITEM
            1016(C) OF REGULATION M-A, INCLUDING ANY DRAFT OR PRELIMINARY
            REPORTS. FOR EXAMPLE, SUMMARIZE CAYMUS'S PRESENTATIONS MADE BEFORE
            BOTH THE BOARD ON APRIL 17, 2005 AND THE AUDIT COMMITTEE ON APRIL
            19, 2005, OR ADVISE US WHY THEY ARE NOT MATERIALLY RELATED TO THE
            RULE 13E-3 TRANSACTION.

            Submitted supplementally with this letter are copies of the report by Caymus Partners, dated April 20, 2005. This report (in draft and final form) was the only written presentation submitted to the
            Company's Board of Directors. Caymus Partners' oral presentation to the full Board and the Audit Committee on April 17, and April 19,
            respectively, consisted of oral summaries of this report with the opportunity to ask and receive answers to questions. Deloitte and
            Touche's oral advice on Sarbanes-Oxley compliance issues is summarized in the Amended Preliminary Proxy Statement at page 12.

21.         IN EACH ANALYSIS, PLEASE DISCLOSE THE MULTIPLES CAYMUS PARTNERS
            UTILIZED.

            The multiples Caymus Partners used in their analyses are set forth in their report. In light of the Company's response to your Item 23, below, it believes it has made adequate disclosure of this highly technical information.

22.         PLEASE EXPLAIN HOW CAYMUS PARTNERS SELECTED THE FOUR CORE LEC
            COMPARABLES ON PAGE 20.

            Caymus Partners selected the four "Core LEC Comparable" companies based on their similarity to the Company, in Caymus Partners'
            judgment, based on five criteria now set forth on page 23 of the
            Amended Preliminary Proxy Statement.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

23.         PROVIDE THE STATEMENT REQUIRED BY ITEM 1015(C) OF REGULATION M-A.

            The Company has added the statement to the Amended Preliminary Proxy
            Statement undertaking to make available and/or provide copies of the
            Caymus report to any stockholder who requests it in writing, as set forth on page 26.

ALTERNATIVE TRANSACTIONS CONSIDERED, PAGE 22

24.         DISCUSS ANY ADVANTAGES THE BOARD CONSIDERED REGARDING EACH
            ALTERNATIVE TRANSACTION.

            The discussion under "Alternative Transactions Considered" has been revised to include a discussion of the advantages and disadvantages of alternative transactions considered by the Board. Please see pages 26 and 27.

25.         PLEASE QUANTIFY THE ESTIMATED COSTS ASSOCIATED WITH UNDERTAKING THE
            ALTERNATIVE TRANSACTIONS. FOR EXAMPLE, WE NOTE YOUR STATEMENT
            REGARDING THE ISSUER TENDER OFFER ALTERNATIVE THAT "[A] PRINCIPAL
            DISADVANTAGE OF THIS TYPE OF TRANSACTION RELATES TO OUR ABILITY TO
            SECURE THE DEBT FINANCING NEEDED TO EFFECT A TENDER OFFER IN WHICH
            THERE IS FULL PARTICIPATION BY UNAFFILIATED STOCKHOLDERS." PLEASE
            INDICATE HOW MUCH YOU CONSIDERED THE COSTS WOULD BE TO ACQUIRE NEW
            DEBT FINANCING.

            The Board did not go beyond qualitative evaluation of the
            alternatives listed on pages 23 and 24 of the Preliminary Proxy
            Statement.

            The Company has replaced its $5 million line of credit from First
            National Bank of Omaha with a $10 million line from Webster Bank,
            N.A. and has retained Caymus Securities to help it secure additional debt financing of up to $25 million. The purpose of these
            initiatives is to supply the Company with needed working capital.
            The Board did not believe, given the leveraged capital structure of the Company, that additional debt was desirable at this time, even if it could be obtained in amounts sufficient to buy out everyone who might want to participate.

26.         PLEASE DISCLOSE HERE WHEN YOU BEGAN YOUR SHARE REPURCHASE PROGRAM,
            HOW MANY SHARES THE BOARD HAS AUTHORIZED YOU TO REPURCHASE AND ON
            WHAT TERMS, AND HOW MANY SHARES YOU HAVE REPURCHASED UNDER THE
            PROGRAM AND AT WHAT PRICE(S). ALSO, AS NECESSARY, REVISE THE SPECIAL
            FACTORS SECTION TO ADDRESS HOW THE REPURCHASE PROGRAM AFFECTED THE
            BOARD'S ASSESSMENT OF THE FAIRNESS OF THE CASH-OUT CONSIDERATION AND
            REVERSE STOCK SPLIT TO UNAFFILIATED SHAREHOLDERS. IN PARTICULAR, WE
            NOTE FROM THE DISCLOSURE UNDER ITEM 2(F) OF THE SCHEDULE 13E-3 THAT
            THE COMPANY PAID UP TO $35.03 FOR SHARES PURCHASED UNDER THE
            REPURCHASE PLAN, WHICH IS SIGNIFICANTLY HIGHER THAN THE MINIMUM
            AMOUNT TO BE PAID FOR FRACTIONAL SHARES IN THE REVERSE STOCK SPLIT.

            The share repurchase program began on April 1, 2003 and was authorized by the Board of Directors on September 9, 1999, subsequent to spin off of the Company from Lynch Corporation. The plan authorizes the Company to purchase up to 100,000 shares of common stock at current market prices at the time of purchase. See
            "Sources and Uses of Cash" in the MD&A of the Company's 2004 10-K/A.
            38,400 shares were purchased in over 90 separate daily transactions primarily in blocks of between 100 and 500 shares. The largest purchases were 5,700 shares on January 3, 2005 at $31.53; 2,500 shares on October 18, 2004 at $32.03; and 1,200 shares on each of four trading days from May 27, 2003 through June 3, 2003 at prices

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            averaging $21.53. The prices paid for all share purchases were based on market prices for the applicable days. Please also see the
            Company's response to item 5 above.

            Additionally, the Company has revised the disclosure appearing on page 27 under "Traditional Stock Repurchase Program."

27.         IF THE BOARD CONSIDERED OTHER METHODS TO REDUCE EXPENSES OTHER THAN
            GOING PRIVATE, PLEASE DISCUSS THE ALTERNATIVES CONSIDERED AND WHY
            THEY WERE ULTIMATELY REJECTED. SEE ITEM 1013(B) OF REGULATION M-A.
            IN ADDITION, DISCLOSE WHETHER THE BOARD CONSIDERED THE POSSIBILITY
            OF A THIRD PARTY BUY-OUT. IF THE BOARD DID NOT CONSIDER OTHER SUCH
            OPTIONS, EXPLAIN WHY NOT.

            The Company has added a paragraph on page 27 explaining why the
            Company has traditionally favored decentralized control, even if expenses are higher. The paragraph also discusses one major expenditure - reducing initiative undertaken in 2005. The Board did not consider a third party buy-out. Whether an attempt by the Board of Directors to put the Company "in play" would be successful (and at what price) is questionable in light of the exposure entailed in the Taylor False Claims litigation described in Item 3 of the
            Company's 10-K.

            FAIRNESS OF THE REVERSE STOCK SPLIT, PAGE 23

28.         ALL OF THE FACTORS LISTED IN INSTRUCTION 2 TO ITEM 1014 OF
            REGULATION M-A ARE GENERALLY RELEVANT TO THE FAIRNESS DETERMINATION
            AND SHOULD BE DISCUSSED IN CONSIDERABLE DETAIL. PLEASE EXPAND YOUR
            DISCUSSION TO ADDRESS WHETHER THE AMOUNT OFFERED TO CASH OUT
            FRACTIONAL SHARES CONSTITUTES FAIR VALUE IN RELATION TO NET BOOK
            VALUE, GOING CONCERN VALUE AND LIQUIDATION VALUE, AS WELL AS THE
            OTHER FACTORS IN INSTRUCTION 2. IN ADDITION, QUANTIFY THE COMPANY'S
            BOOK VALUE, LIQUIDATION VALUE AND GOING CONCERN VALUE ON A PER SHARE
            BASIS, IF KNOWN.

            The disclosure on pages 28 and 29 has been revised to indicate that the Board of Directors considered the going concern value and the current and historical market values of the Company in setting the pricing formula to be used in cashing out Cashed Out Stockholders.
            The Board also considered the Caymus Partners report and opinion in evaluating the fairness of prices generated by the formula. Caymus
            Partners, in turn, calculated the book value ($12.56 per share at
            December 31, 2004) and the liquidation value ($-20.90 per share at
            December 31, 2004), in addition to current and historical market values, the values of comparable companies and the net present value of cash flows expected to be generated by the Company (which, together, provide estimates of the "going concern value" of the
            Company) in reaching its conclusion that the transaction was fair to unaffiliated stockholders from a financial point of view. Based on the amounts thereof, Caymus Partners did not place significant weight on the book value or liquidation value of the Company.

            Neither the Board nor Caymus Partners separately factored in the prices paid by the Company to acquire shares under its stock repurchase program because such repurchases were at the then current market values, which both the Board and Caymus Partners considered directly in connection with the pricing of the share interests to be cashed out.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            TO THE EXTENT THE BOARD DID NOT CONSIDER ONE OR MORE OF THE FACTORS
            LISTED IN INSTRUCTION 2 TO ITEM 1014 OF REGULATION M-A, STATE THAT,
            AND EXPLAIN WHY THE FACTOR(S) WERE NOT DEEMED MATERIAL OR RELEVANT.
            SEE QUESTION AND ANSWER NOS. 20 AND 21 OF EXCHANGE ACT RELEASE NO.
            34-17719.

            The Board placed little weight on the book and liquidation value of the Company. See also the Company's response to the first part of this Item 28.

29.         DISCUSS WHETHER THE BOARD CONSIDERED THE DISCOUNT THAT THE PRICE TO
            BE PAID FOR FRACTIONAL SHARES REPRESENTS WHEN COMPARED TO THE HIGHER
            MARKET PRICES FOR THE COMPANY'S COMMON STOCK DURING THE PRECEDING
            12-MONTH PERIOD, PARTICULARLY DURING THE FIRST QUARTER OF FISCAL
            YEAR 2005. IF SO, INDICATE HOW THE DISCOUNT IMPACTED THE BOARD'S
            RECOMMENDATION, IF AT ALL.

            The Amended Preliminary Proxy Statement now discloses, at page 29, that the Board of Directors did consider recent declines in market prices for the Company's common stock, though not in a mechanical fashion. In response to its own concerns, the Board added a 20%
            premium to the 20-day average closing market price formula used for setting the consideration for cashed out shares, and a $29 per share floor.

30.         GENERALLY, THE FAIRNESS DISCUSSION SHOULD ONLY ADDRESS FAIRNESS TO
            UNAFFILIATED SHAREHOLDERS. SEE ITEM 1014(A) OF REGULATION M-A AND
            QUESTION AND ANSWER NO. 19 IN EXCHANGE ACT RELEASE NO. 34-17719. AS
            A RESULT, PLEASE DELETE THE DISCLOSURE REGARDING FAIRNESS TO
            STOCKHOLDERS GENERALLY, WHICH PRESUMABLY INCLUDES OFFICERS,
            DIRECTORS AND OTHER AFFILIATES, OR EXPLAIN TO US WHY SUCH DISCLOSURE
            IS NECESSARY. IN ADDITION, REVISE TO SEPARATELY ADDRESS FAIRNESS TO
            UNAFFILIATED SHAREHOLDERS WHO WILL RETAIN THEIR INTEREST IN THE
            COMPANY FROM THOSE WHO WILL NOT. REFER TO QUESTION AND ANSWER NO. 19
            IN EXCHANGE ACT RELEASE NO. 34-17719.

            The fairness discussion now relates specifically to unaffiliated stockholders. Please note in this regard that the disclosure has not changed significantly, because the proposal does not distinguish between affiliated and unaffiliated stockholders in terms of their treatment. The sole determinant of how a stockholder is treated in the transaction is whether he or she owns fewer than 100 shares.

31.         REVISE THE FAIRNESS DISCUSSION TO SEPARATELY ADDRESS ITEM 1014(D)
            AND (E) OF REGULATION M-A. IN ADDITION, CLARIFY HOW THE BOARD
            REACHED A CONCLUSION THAT THE TRANSACTION IS PROCEDURALLY FAIR IN
            THE ABSENCE OF THE PROCEDURAL SAFEGUARDS SET FORTH IN ITEM 1014(C)
            AND (D) OF REGULATION M-A. SPECIFY THE "CERTAIN SAFEGUARDS" THAT
            EXIST AS MENTIONED IN THE SECOND PARAGRAPH.

            The Company has expanded the disclosure regarding fairness to include an express statement, on page 28, that the Board believes that the majority vote requirement provides a substantial voting requirement in light of the size of stock interests held by management, the Board and affiliates. The Company has also added a brief discussion and a cross-reference to the Questions and Answers at page 6, which explicitly explain how a stockholder may adjust his holdings in order to take advantage of (or avoid) the cash out feature of the reverse stock split proposal.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

32.         DISCLOSE ALL OF THE FINANCIAL FORECASTS THAT THE AUDIT COMMITTEE AND
            BOARD UTILIZED OR PROVIDED TO CAYMUS PARTNERS. IN ADDITION, DISCLOSE
            AND QUANTIFY THE MATERIAL ASSUMPTIONS UNDERLYING THE FORECASTS.

            Pursuant to Securities Exchange Act Rule 12b-4, the Company requests confidential treatment for these financial forecasts, which will be provided supplementally. The Company requests that such forecasts be returned when the Staff's review is complete.

OTHER MATTERS, PAGE 24

            COSTS/SOURCE OF FUNDS AND EXPENSES, PAGE 24

33.         PLEASE PROVIDE THE DISCLOSURES REGARDING YOUR FINANCING REQUIRED BY
            ITEM 1007(B) AND (D) OF REGULATION M-A. FOR EXAMPLE, WE NOTE YOUR
            STATEMENT THAT YOU INTEND TO FUND THE COSTS OF THE REVERSE STOCK
            SPLIT AND RELATED CASH OUT WITH "CASH ON HAND AND, IF NECESSARY, BY
            ACCESSING [Y]OUR CREDIT LINE." PLEASE INDICATE THE AMOUNT OF YOUR
            CASH ON HAND AS OF A RECENT DATE AND THE RELEVANT MATERIAL TERMS OF
            YOUR CREDIT LINE, INCLUDING THE AMOUNT AVAILABLE TO YOU AND WHEN
            YOUR CREDIT LINE EXPIRES. ALSO DISCLOSE WHETHER OR NOT AN
            ALTERNATIVE FINANCING PLAN EXISTS AND ANY MATERIAL TERMS OR
            CONDITIONS TO THE FINANCING.

            As of March 31, 2005, the Company had $29.7 million in cash and cash equivalents, on a consolidated basis. Much of this cash is, however, held at subsidiary levels. The "cash on hand" referred to is at the parent level and is derived from management fees, director fees and income tax payments from the subsidiaries. In order to obtain more liquidity the Company has recently negotiated a $10 million, 3-year line of credit with Webster Bank, N.A. to replace its $5 million line of credit with First National Bank of Omaha which expires on
            August 31, 2005. The terms of the line of credit are described on page 31 of the Amended Preliminary Proxy Statement.

APPRAISAL AND DISSENTERS' RIGHTS, PAGE 27

34.         WE NOTE YOUR STATEMENT THAT SHAREHOLDERS ARE NOT ENTITLED TO
            APPRAISAL RIGHTS UNDER APPLICABLE STATE LAW. PLEASE REVISE TO
            BRIEFLY OUTLINE ANY OTHER RIGHTS THAT MAY BE AVAILABLE UNDER
            APPLICABLE LAW FOR SECURITY HOLDERS WHO OBJECT TO THE TRANSACTION.
            REFER TO ITEM 1004(D) OF REGULATION M-A.

            Insofar as the Company is aware, stockholders have no other rights similar to appraisal rights if they object to the transaction and it is approved. See page 33. See also the Questions and Answers respecting this issue on page 6.

TRANSACTIONS WITH CERTAIN AFFILIATED PERSONS, PAGE 42

35.         DISCUSS EACH OF THE "VARIOUS TRANSACTIONS AND ARRANGEMENTS" THAT
            LYNCH INTERACTIVE AND ITS SUBSIDIARIES HAD DURING 2004 WITH ENTITIES
            AFFILIATED WITH MARIO GABELLI, AS REQUIRED BY ITEM 1005(A) OF
            REGULATION M-A.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            The Company has revised its disclosure to discuss in greater detail each of the "various transactions and arrangements".

ANNEX B FAIRNESS OPINION

36.         WE NOTE THAT THE OPINION ADDRESSES THE FAIRNESS OF THE TRANSACTION
            TO THE "PUBLIC SHAREHOLDERS." EXPAND THE DISCLOSURE UNDER THE
            OPINION OF THE FINANCIAL ADVISOR SECTION TO CLARIFY WHAT CAYMUS
            PARTNERS MEANS BY THE TERM "PUBLIC SHAREHOLDERS." FOR EXAMPLE, DOES
            THE TERM REFER TO "UNAFFILIATED SECURITY HOLDER" AS DEFINED IN RULE
            13E-3(A)(4)? FURTHER, TO THE EXTENT, THAT THE OPINION DOES NOT REFER
            UNAFFILIATED SECURITY HOLDERS, DISCUSS HOW THE BOARD CONSIDERED THIS
            ASPECT OF THE OPINION IN ITS OWN FAIRNESS DETERMINATION.

            The Company has revised the Amended Preliminary Proxy Statement to make it clear that the term "public shareholders" means the same thing as "unaffiliated security holders."

PROXY CARD

37.         CURRENTLY, YOUR FORM OF PROXY CARD INDICATES THAT DISCRETIONARY
            VOTING AUTHORITY WILL BE USED WITH REGARD TO ANY PROPOSAL TO ADJOURN
            THE MEETING. PLEASE NOTE THAT DISCRETIONARY AUTHORITY IS UNAVAILABLE
            WHEN A PROCEDURAL ACTION IS INTENDED TO BE TAKEN WITH RESPECT TO A
            SUBSTANTIVE MATTER. SEE RULE 14A-4. THE POSTPONEMENT OR ADJOURNMENT
            OF A MEETING TO SOLICIT ADDITIONAL PROXIES DOES NOT CONSTITUTE A
            MATTER INCIDENTAL TO THE CONDUCT OF THE MEETING. CONSEQUENTLY, THE
            USE OF DISCRETIONARY VOTING AUTHORITY TO POSTPONE OR ADJOURN THE
            MEETING TO SOLICIT ADDITIONAL PROXIES IS A SUBSTANTIVE PROPOSAL FOR
            WHICH PROXIES MUST BE INDEPENDENTLY SOLICITED. EITHER CLARIFY THAT
            THE MEETING WILL NOT BE ADJOURNED TO SOLICIT ADDITIONAL PROXIES OR
            PROVIDE ANOTHER VOTING BOX ON THE PROXY CARD SO THAT SHAREHOLDERS
            MAY DECIDE WHETHER TO GRANT A PROXY TO VOTE IN FAVOR OF POSTPONEMENT
            OR ADJOURNMENT FOR THE SOLICITATION OF ADDITIONAL PROXIES.

            The Company has revised the Preliminary Proxy Card to permit a separate vote on whether to authorize adjournment for the
            solicitation of additional proxies.

              FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

BUSINESS, PAGE 2

38.         PLEASE EXPAND YOUR DISCUSSION OF EACH OF THE RELEVANT SUBPARAGRAPHS
            IN ITEM 101(C) OF REGULATION S-K, INCLUDING INFORMATION CONCERNING
            COMPETITION IN EACH GENERAL BUSINESS CATEGORY, PRODUCT DEVELOPMENT,
            SIGNIFICANT CUSTOMER RELATIONSHIPS, MATERIAL CONTRACTS, COSTS OF
            COMPLIANCE WITH REGULATIONS, AND SO ON.

            Please see Appendix A. The Company has prepared a slightly revised description which added to several sections, added captions to more easily locate certain information and added a paragraph discussing government contracts. The revised description will be filed in the
            Company's Amendment to its Form 10K-A for the year ended December
            31, 2004.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 17

            EBITDA from Operations, page 20 of Form 10K/A

Your questions in Items 39 to 42, below, refer to the Company's use of EBITDA as a non-GAAP disclosure. The following will replace the text and table under the heading EBITDA on page 20 in the Company's amendment to its Form 10-K/A for the year ended December 31, 2004.

ADJUSTED OPERATING PROFIT

            Adjusted operating profit is used by our management as a
supplemental financial measure to evaluate the operating performance of our business that, when viewed with our GAAP results and the accompanying reconciliations, we believe provides a more complete understanding of factors and trends affecting our business than the GAAP results alone. We also regularly communicate our adjusted operating profit to the public through our earnings releases because it is the financial measure commonly used by analysts that cover the telecommunications industry and our investor base to evaluate our operating performance. In addition, we routinely use adjusted operating profit as a metric for valuing potential acquisitions. We understand that analysts and investors regularly rely on non-GAAP financial measures, such as adjusted operating profit, to provide a financial measure by which to compare a company's assessment of its operating performance against that of other companies in the same industry. This non-GAAP financial measure is helpful in more clearly reflecting the sales of our products and services, as well as highlighting trends in our core business that may not otherwise be apparent when relying solely on GAAP financial measures, because this non-GAAP financial measure eliminates from earnings financial items that have less bearing on our performance.

            Interactive's management believes strongly in growing intrinsic value as a long-term prescription for managing an enterprises health. Our local management teams run their respective businesses as stand-alone, entrepreneurial units. We believe that adjusted operating profit is the clearest indicator of the cash flow generating ability and long-term health of such units. We value potential acquisitions on the same basis.

            The term "adjusted operating profit" as used in this Form 10-K refers to, for any period, net income (loss) before all components of "Other income (expense)" (consisting of investment income, interest expense, equity in earnings of affiliates, gains and losses on disposition of or impairment of assets), income taxes, depreciation, amortization, minority interests and income or loss from discontinued operations.

            Set forth below are descriptions of the financial items that have been excluded from net income (loss) to calculate adjusted operating profit and the material limitations associated with using this non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure:

            o     The amount of interest expense we incur is significant and reduces the amount of funds otherwise available to use in our business and, therefore, is important for investors to
                  consider. However, management does not consider the amount of interest expense when evaluating our core operating
                  performance.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            o     Investment income is considered to be similar to interest
                  expense. Although it is important for investors to consider, management does not consider the amount of investment income when evaluating our core operating performance.

            o     Management does not consider income tax expense when
                  considering the profitability of our core operations.
                  Nevertheless, the amount of taxes we are required to pay
                  reduces the amount of funds otherwise available for use in our business and thus may be useful for an investor to consider.

            o     Depreciation and amortization are important for investors to consider, even though they are non-cash charges, because they represent generally the wear and tear on our property, plant and equipment, which produce our revenue. We do not believe these charges are indicative of our core operating
                  performance.

            o     Income from equity investments relates to our proportionate share of income or loss from the entities in which we hold minority interests. We do not control these entities and, as such, do not believe the income we receive from such entities is indicative of our core operating performance.

            o     Minority interest in (income) loss of subsidiaries relates to our minority investors' proportionate share of income or
                  losses in our non-wholly owned subsidiaries, which generated non-cash charges to our operating results. Operating results attributable to these minority investors' investments do not necessarily result in any actual benefit or detriment to us and, therefore, we believe it would be more helpful for an investor to exclude such items as being more reflective of our core operating performance.

            o     Gain or losses on the disposition of assets or impairment of investments may increase or decrease the cash available to us and thus may be important for an investor to consider. We are not in the business of acquiring or disposing of assets and, therefore, the effect of the dispositions of assets may not be comparable from year-to-year. We believe such gains or losses recorded on the disposition of an asset do not reflect the core operating performance of our business.

            Management compensates for the above-described limitations of using a non-GAAP financial measure by using this non-GAAP financial measure only to supplement our GAAP results to provide a more complete understanding of the factors and trends affecting our business. Adjusted operating profit should not be considered to be a substitute for net income or (loss) as an indicator of the
Company's operating performance.

            The following table provides the components of Adjusted Operating
Profit and reconciles it to net income:

                                                                                          Increase
                                              2004                   2003                (Decrease)
                                              ----                   ----                ----------
Adjusted operating profit from:
  Operating units                           $ 44,002               $ 43,239               $    763
  Corporate expense:
        Qui Tam and SOX consulting            (3,501)                   (24)                (3,477)
        Bonus accrual                           --                   (1,600)                 1,600
        Other                                 (2,900)                (2,905)                     5
                                            --------               --------               --------
       Total corporate expenses               (6,401)                (4,529)                (1,872)
                                            --------               --------               --------
Adjusted operating profit                   $ 37,601               $ 38,710               $ (1,109)
                                            ========               ========               ========

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

RECONCILIATION TO NET INCOME:
Adjusted operating profit                   $ 37,601               $ 38,710               $ (1,109)
Depreciation and amortization                (21,870)               (20,282)                (1,588)
Investment income                              1,289                  1,120                    169
Interest expense                             (11,204)               (11,864)                   660
Equity in income of affiliates                 3,564                  2,280                  1,284
Gains/ losses/ impairments, net                  185                  3,919                 (3,734)
Income tax                                    (3,078)                (4,968)                 1,890
Minority interests                            (2,021)                (1,525)                  (496)
                                            --------               --------               --------
Net income                                  $  4,466               $  7,390               $ (2,924)
                                            ========               ========               ========

-------------------------------------------------------------------------------------------------------

Insert replacing the EBITDA text and table on page 22.

ADJUSTED OPERATING PROFIT

            The following table provides the components of Adjusted Operating
Profit and reconciles it to net income:

                                                                                          Increase
                                              2003                   2002                (Decrease)
                                              ----                   ----                ----------
Adjusted operating profit from:
   Operating units                          $ 43,239              $ 41,920              $  1,319
   Corporate expense:
         Qui Tam and SOX consulting              (24)                 (515)                  491
         Bonus accrual                        (1,600)                 (463)               (1,137)
         Other                                (2,905)               (2,356)                 (549)
                                            --------              --------              --------
         Total corporate expenses             (4,529)               (3,334)               (1,195)
                                            --------              --------              --------
Adjusted operating profit                   $ 38,710              $ 38,586              $    124
                                            ========              ========              ========

RECONCILIATION TO NET INCOME:
Adjusted operating profit                   $ 38,710              $ 38,586              $    124
Depreciation and amortization                (20,282)              (19,353)                 (929)
Investment income                              1,120                 1,765                  (645)
Interest expense                             (11,864)              (13,031)                1,167
Equity in income of affiliates                 2,280                 1,938                   342
Gains/losses/impairments, net                  3,919                  (514)                4,433
Income tax                                    (4,968)               (3,924)               (1,044)
Minority Interests                            (1,525)               (1,706)                  181
                                            --------              --------              --------
Net income from continuing operations       $  7,390              $  3,761              $  3,629
                                            ========              ========              ========

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

39.         WE REFER TO YOUR PRESENTATION OF "EBITDA FROM OPERATIONS." IT IS NOT
            CLEAR FROM YOUR DISCLOSURE IF MANAGEMENT CONSIDERS THIS TO BE AN
            INDICATOR OF OPERATING PERFORMANCE OR LIQUIDITY. REVISE TO DISCLOSE
            IF MANAGEMENT CONSIDERS THIS TO BE AN INDICATOR OF OPERATING
            PERFORMANCE OR LIQUIDITY AND IN MORE DETAIL WHY MANAGEMENT BELIEVES
            THAT THE PRESENTATION OF THIS NON-GAAAP FINANCIAL MEASURE PROVIDES
            USEFUL INFORMATION TO INVESTORS. AVOID MERE CONCLUSIONS THAT THE
            MEASURE "IS A COMMONLY USED METRIC IN THE COMMUNICATIONS INDUSTRY TO
            ANALYZE COMPANIES ON THE BASIS OF OPERATING PERFORMANCE AND
            LIQUIDITY." RATHER, EXPLAIN IN CLEAR LANGUAGE HOW THIS MEASURE IS
            USED, AND CLEARLY EXPLAIN THE ITEMS NOT CONSIDERED BY YOUR NON-GAAP
            PERFORMANCE MEASURE AND WHY MANAGEMENT BELIEVES IT IS RELEVANT TO DO
            SO.

            The Company will change the disclosure to clearly indicate that management uses this as an indicator of operating performance (see above). In addition, we have added to our commentary an explanation of why management believes that this non-GAAP financial disclosure provides more useful information to investors, including how the measure is used and why management believes that it is relevant.

40.         WE NOTE THAT YOU DEFINE EBITDA AS, "EARNINGS FROM CONTINUING
            OPERATIONS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION."
            PLEASE REFER TO QUESTION 14 OF OUR FREQUENTLY ASKED QUESTIONS
            REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES THAT CLARIFIES THAT
            "EARNINGS," AS USED IN THE COMMONLY USED METRIC "EBITDA," IS
            INTENDED TO MEAN NET INCOME (LOSS) PRESENTED IN THE STATEMENT OF
            OPERATIONS UNDER GAAP, NOT EARNINGS FROM CONTINUING OPERATIONS.
            PLEASE SEE OUR ADOPTING RELEASE, THAT STATES THAT NON-GAAP MEASURES
            THAT ARE CALCULATED DIFFERENTLY THAN EBITDA SHOULD NOT BE
            CHARACTERIZED AS EBITDA. IN ORDER TO AVOID INVESTOR CONFUSION,
            PLEASE REVISE THE TITLE OF THIS MEASURE AND PROVIDE A DEFINITION
            THAT CLEARLY IDENTIFIES HOW THE MEASURE IS BEING CALCULATED AND HOW
            THE CALCULATION OF YOUR NON-GAAP MEASURE DIFFERS FROM THE MOST
            DIRECTLY COMPARABLE GAAP MEASURE, NET INCOME (LOSS).

            In accordance with FAQ Question #14, the Company will relabel the non-GAAP financial measure "Adjusted Operating Profit" and will clearly identify how the measure is being calculated. The Company has also provided a reconciliation to net income, the most directly comparable GAAP measure.

41.         IF YOU PRESENT YOUR NON-GAAP MEASURE AS A MEASURE OF OPERATING
            PERFORMANCE, IT IS GENERALLY NOT APPROPRIATE TO EXCLUDE "EQUITY IN
            EARNINGS OF AFFILIATED COMPANIES," "GAIN ON SALE OF INVESTMENTS,"
            "MINORITY INTERESTS, " AND "CORPORATE OFFICE EXPENSES," SINCE THESE
            CHARGES ARE RECURRING. REFER TO ITEM 10 OF REGULATION S-K AND
            QUESTION 8 OF OUR FREQUENTLY ASKED QUESTIONS ON NON-GAAP MEASURES
            WHICH IS AVAILABLE ON OUR WEBSITE AT:
            HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FAQS/NONGAAPFAQ.HTM. IF YOU
            PRESENT A NON-GAAP MEASURE THAT EXCLUDES THESE RECURRING CHARGES,
            YOU MUST PROVIDE DETAILED DISCLOSURES WHY MANAGEMENT BELIEVES A
            PERFORMANCE MEASURE THAT EXCLUDES THESE RECURRING CHARGES IS USEFUL.
            YOUR DISCUSSION SHOULD, AT A MINIMUM, DISCLOSE THE FOLLOWING:

            o     THE MANNER IN WHICH MANAGEMENT USES THE NON-GAAP MEASURE TO
                  CONDUCT OR EVALUATE THE BUSINESS;

            o     THE ECONOMIC SUBSTANCE BEHIND MANAGEMENT'S DECISION TO USE
                  SUCH A MEASURE;

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            o     THE MATERIAL LIMITATIONS ASSOCIATED WITH THE USE OF THE
                  NON-GAAP MEASURE AS COMPARED TO THE USE OF THE MOST DIRECTLY
                  COMPARABLE GAAP MEASURE, NET INCOME (LOSS); AND

            o     THE MANNER IN WHICH MANAGEMENT COMPENSATES FOR THESE
                  LIMITATIONS WHEN USING THE NON-GAAP FINANCIAL MEASURE.

            FURTHER, IF YOU PRESENT "EBITDA FROM OPERATIONS " AS A MEASURE OF
            PERFORMANCE, YOU ARE REQUIRED TO PROVIDE A RECONCILIATION OF THIS
            MEASURE TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURE CALCULATED
            AND PRESENTED IN ACCORDANCE WITH GAAP, NET INCOME. REVISE YOUR
            PRESENTATION ACCORDINGLY.

            The Company presents "Adjusted Operating Profit" as a measure of operating performance that excludes recurring charges including
            "equity in earnings of affiliated Companies", "gain on sale of investments", and "minority interests". Therefore, in accordance with Item 10 of Regulation S-K and FAQ Question #8, the Company will provide detailed disclosures why management believes a performance measure that excludes such recurring charges is useful. We have addressed the points that you raised in our discussion.

            Please note that "Corporate office expenses" were not intended to be excluded from "Adjusted operating profit", but rather, they are a component of such non-GAAP measure. The Company's local management teams run their respective businesses as stand-alone,
            entrepreneurial units. The Company believes that the amount of adjusted operating profit generated by its operating units is an important measure of the Company's intrinsic value. The Company has reformatted the table to more clearly show that "Adjusted operating profit" arises from the Company's operating business units, and is offset by corporate office expenses.

42.         IF YOU PRESENT YOUR NON-GAAP MEASURE AS A LIQUIDITY MEASURE,
            CONSIDER ITEM 10 OF REGULATION S-K THAT SPECIFICALLY PROHIBITS THE
            PRESENTATION OF A NON-GAAP MEASURE THAT EXCLUDES CHARGES OR
            LIABILITIES THAT REQUIRED, OR WILL REQUIRE CASH SETTLEMENT, ABSENT
            AN ABILITY TO SETTLE IN ANOTHER MANNER, FROM NON-GAAP LIQUIDITY
            MEASURES, OTHER THAN THE MEASURES EBIT AND EBITDA. WE NOTE THAT YOUR
            PRESENTATION OF "EBITDA FROM OPERATIONS" EXCLUDES CORPORATE OFFICE
            EXPENSES. TELL US HOW YOU CONSIDERED THESE PROVISIONS OF ITEM 10 OF
            REGULATION S-K IN THE PRESENTATION OF YOUR NON-GAAP MEASURE.
            FURTHER, IF YOU PRESENT "EBITDA FROM OPERATIONS " AS A MEASURE OF
            LIQUIDITY, YOU ARE REQUIRED TO PROVIDE A RECONCILIATION OF THIS
            MEASURE TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURE CALCULATED
            AND PRESENTED IN ACCORDANCE WITH GAAP, CASH FLOWS FROM OPERATING
            ACTIVITIES. REVISE YOUR PRESENTATION ACCORDINGLY.

            The Company does not present "Adjusted operating profit" as a measure of liquidity.

            LIQUIDITY AND CAPITAL RESOURCES, PAGE 23

43.         WE NOTE YOUR STATEMENT THAT THE COMPANY'S CREDIT LINE EXPIRES ON
            AUGUST 31, 2005. IN LIGHT OF YOUR FUNDING DISCLOSURES IN THE
            PRELIMINARY PROXY STATEMENT, INCLUDING THAT YOU CURRENTLY DO NOT
            INTEND TO RAISE CAPITAL BY STOCK ISSUANCES, AND THAT YOU APPARENTLY
            HAVE SIGNIFICANT AMOUNTS THAT WOULD BE PAYABLE AT THE TIME THE
            CREDIT LINE EXPIRES, TELL US IN YOUR RESPONSE LETTER HOW YOU INTEND
            TO REPAY THE AMOUNTS OUTSTANDING UNDER THE CREDIT LINE AND FUND THE
            REVERSE STOCK SPLIT AND CASH-OUT TRANSACTION IF THE CREDIT LINE IS
            UNAVAILABLE.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            Please see the responses to Items 25 and 33 above.

CONTROLS AND PROCEDURES, PAGE 28

44.         ITEM 308(C) OF REGULATION S-K REQUIRES YOU DISCLOSE ANY CHANGE IN
            YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING IDENTIFIED IN
            CONNECTION WITH THE EVALUATION REQUIRED BY EXCHANGE ACT RULE
            13A-15(D) THAT OCCURRED DURING THE LAST FISCAL QUARTER THAT HAS
            MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT,
            YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. WITH RESPECT TO YOUR
            FORM 10-K, PLEASE CONFIRM TO US IN YOUR RESPONSE LETTER THAT THERE
            WAS NO CHANGE IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT
            OCCURRED DURING YOUR FOURTH FISCAL QUARTER IN 2004 THAT HAS
            MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT,
            YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

            The Company confirms that there was no change in such internal control during the fourth quarter of 2004.

FINANCIAL STATEMENTS, PAGE 33

            CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 35

45.         IT APPEARS THAT THE MAJORITY OF YOUR DEPRECIATION AND AMORTIZATION
            EXPENSE FOR PROPERTY AND EQUIPMENT IS DIRECTLY ATTRIBUTABLE TO THE
            GENERATION OF REVENUE. IF SO, REVISE YOUR PRESENTATION TO COMPLY
            WITH SAB 11:B, AS APPLICABLE, BY IDENTIFYING THE AMOUNT OF
            APPLICABLE DEPRECIATION AND AMORTIZATION THAT IS EXCLUDED FROM "COST
            OF REVENUE."

            The Company will change "Cost of Revenue" to "Cost of Revenue,
            Excluding Depreciation."

46.         IT APPEARS THAT MACHINERY AND EQUIPMENT ACCOUNTS FOR APPROXIMATELY
            50% OF THE GROSS BOOK VALUE OF TOTAL PROPERTY, PLANT AND EQUIPMENT
            AND THAT YOU DEPRECIATE THESE ASSETS OVER 3-50 YEARS. PLEASE TELL US
            ABOUT THE TYPES OF ASSETS INCLUDED IN THIS CATEGORY, THE RELATIVE
            WEIGHT BY DEPRECIABLE LIFE, AND YOUR BASIS FOR DETERMINING THAT IT
            IS APPROPRIATE TO DEPRECIATE SOME OF THESE ASSETS OVER EXTENDED
            PERIODS SUCH AS 50 YEARS.

            Depreciation for telephone plant included in machinery and equipment is computed on a straight-line basis using overall group rates that are approved, for the majority of states in which the Company does business, by the applicable state regulatory agency. In Utah and New
            York, conduit has been approved by the applicable state regulatory agencies for a fifty year useful life. The Company has less than
            $700,000 of such assets at cost (less than half of 1% of total
            Machinery and Equipment). In addition, the vast majority of the
            Company's assets in machinery and equipment have depreciable lives of 8 to 15 years.

            Machinery and equipment for the telephone plants can be broadly categorized as follows:

            o     Central Office Equipment- consisting of Digital Switching,
                  Microwave Radio equipment, and Circuit equipment totals
                  approximately 30% of Machinery and Equipment, at cost and is substantially depreciated over 5 to 15 years.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

            o     Cable and Wire Facilities- consisting of buried or aerial
                  copper and fiber cable, poles and conduit totals approximately
                  57% of Machinery and Equipment, at cost and is substantially depreciated over 10 to 20 years.
            o     Other telephone equipment- consists of computers,
                  communication equipment, furniture and fixtures, vehicles, heavy equipment and tools totals approximately 7% of Machinery and Equipment, at cost and is substantially depreciated over 4 to 8 years.
            o     Other non regulated machinery and equipment consists of
                  equipment used in our internet, competitive local exchange carriers, long distance resale and security businesses and totals approximately 6% of Machinery and Equipment, at cost and is substantially depreciated over 3 to 15 years.

            NOTE 5. INVESTMENTS IN AFFILIATED COMPANIES, PAGE 43

47.         WE NOTE THAT YOU RECOGNIZED $3.6 MILLION IN EQUITY EARNINGS FROM
            AFFILIATES, WHICH DOES NOT APPEAR TO INCLUDE EARNINGS FROM CORONET
            OR CAPITAL. PLEASE TELL US WHICH INVESTMENTS COMPRISE THE INCOME
            REPORTED FOR 2004 AND HOW YOU EVALUATED THE PROVISIONS OF RULE 3-09
            OF REGULATION S-X TO DETERMINE THAT NONE OF YOUR EQUITY INVESTMENTS
            WERE SIGNIFICANT ENOUGH AT DECEMBER 31, 2004 TO REQUIRE YOU TO
            PROVIDE SEPARATE AUDITED FINANCIAL STATEMENTS.

            The two largest contributors of equity income in 2004 and 2003 were the Company's interests in cellular properties in New Mexico. The
            Company recognized equity income from the other affiliated companies listed in Note 1 to the 10-K, except for Capital Communications, in which the Company has no further obligations. See Note 5. The
            Company prepared the calculations as required by S-X Rule 3-09 to determine if any of its investments accounted for on an equity basis were significant enough to require separate audited financial statements. The result of such tests, based on the conditions set forth in 210.1-02(w), indicated that none of the Company's investments were deemed to be significant subsidiaries.

Ms. Anderson
Lynch Interactive Corporation
June 22, 2005

                                     CLOSING

            For your convenience, under separate cover we will deliver to you four (4) marked copies (compared to the Preliminary Schedule 14A filed on April
19, 2005) and four clean copies of Amendment No. 1 to the Schedule 14A.

            We welcome a further discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2244.

                                                Very truly yours,

                                               /s/ David J. Adler

                                                   David J. Adler

cc:  Robert E. Dolan
     John A. Cole
     Paul Goldstein

                                   APPENDIX A

                                     PART I
ITEM 1. BUSINESS

Lynch Interactive Corporation  ("Interactive" or the "Company") was incorporated in 1996  under  the  laws of the  State  of  Delaware.  On  September  1,  1999,
Interactive  was spun off by Lynch  Corporation to its  shareholders  (the "Spin
Off") and  became a public  company.  In its first day of  trading,  Interactive closed at $28.00 (adjusted for stock splits). Prior to the Spin Off, Interactive had no significant assets,  liabilities or operations. As a successor to certain businesses of Lynch Corporation, Interactive, at that time, became a diversified
holding  company  with   subsidiaries   primarily   engaged  in  multimedia  and
transportation services. Interactive spun off its ownership interest in Sunshine
PCS to its  shareholders in 2001 and its 63% interest in the Morgan Group,  Inc.
to its shareholders in 2002.  Interactive's executive offices are located at 401
Theodore  Fremd  Avenue,  Rye,  New York  10580-1430.  Its  telephone  number is
914-921-8821.

Interactive's business development strategy is to expand its existing operations through  internal  growth  and  acquisitions.  It may  also,  from time to time, consider the  acquisition of other assets or businesses  that are not related to its present businesses.  The Company currently operates in one business segment, multimedia, which consists of telecommunications, security, cable television and broadcasting. As used herein, Interactive includes subsidiaries.

LYNCH  INTERACTIVE  CORPORATION  TO CONSIDER  DELISTING,  AND GOING TO WHAT WALL
STREET REFERS TO AS "PINK SHEETS", AND OTHERS REFER TO AS "GOING DARK"

The Company's Board of Directors has voted to include in our proxy statement for the 2005  annual  meeting a  proposal  that the  shareholders  give the Board of
Directors authority to execute a "going dark" transaction, pursuant to which the company  would reduce its number of  shareholders  of record below 300 through a reverse  split  and  then  delist  from the  American  Stock  Exchange,  thereby suspending its reporting  obligations under the Securities Exchange Act of 1934.
If this transaction is consummated,  the Company's common stock would be quoted, if at all,  in the "pink  sheets".  We point out that not  withstanding  trading
volumes,   the  Company  currently  intends  voluntarily  to  disseminate  press
releases,   quarterly  financial   statements,   and  audited  annual  financial
statements to its stockholders and the investment community generally.

The principal  reason for  considering  this step is the cost required to comply with  section  404 of the  Sarbanes-Oxley  Act of 2002.  While  the  Company  is
committed to having in place and consistently improving those controls necessary to generate reliable financial statements, the documentation and testing process required by section 404 of Sarbanes-Oxley  will likely impose considerable costs and a staffing strain on the Company and its  subsidiaries  unless the standards are revised for smaller  companies.  The Company  believes it is  appropriate to consider ways to mitigate these significant burdens.

I.  MULTIMEDIA OPERATIONS

WIRELINE TELECOMMUNICATIONS

OPERATIONS.  Interactive  conducts  its  telecommunications  operations  through subsidiary companies. The telecommunications group has been expanded through the selective  acquisition of local exchange telephone companies serving rural areas and by offering  additional  services such as Internet service,  alarm services, long distance  service and competitive  local exchange  carrier  service.  Since
1989, Interactive has acquired fourteen telephone companies,  four of which have indirect  minority  ownership of 2% to 19%, whose  operations range in size from
approximately  900  to  over  10,000  access  lines.  The  Company's   telephone
operations are located in Iowa, Kansas, Michigan, New Hampshire, New Mexico, New
York,  North  Dakota,  Utah  and  Wisconsin.   Our  service  areas  are  largely
residential  and not densely  populated.  As of December 31, 2004,  total lines, including both access and DSL, were 54,901,  100% of which are served by digital switches.

In March 2004,  the Company  signed an  agreement  to acquire  California-Oregon
Telecommunications Company ("Cal-Ore") located in Dorris, California.  Cal-Ore's subsidiary  Cal-Ore  Telephone  Company is the incumbent  service provider for a rural area of about 850 square miles along the Northern  California  border with
Oregon with approximately 2,500 access lines. Cal-Ore's other businesses include an Internet service  provider,  Competitive Local Exchange Carrier ("CLEC") that is planning to provide services in the surrounding area and interests in certain cellular  partnerships.  The  acquisition  price is $21.2  million,  subject  to certain closing adjustments. In March 2005, the administrative law judge for the
California  Public Utilities  Commission issued a proposed opinion approving the transaction subject to various conditions. The Company is reviewing the opinion, which remains subject to the approval of the Commission.

PRINCIPAL  PRODUCTS  AND  SERVICES.  The  principal  business  of  Interactive's telephone companies is to provide  telecommunications  services.  These services fall into three major categories:

LOCAL  NETWORK  SERVICES.  We provide  telephone  wireline  access  services  to residential and  non-residential  customers in our service areas. We provide our local network customers a number of calling features  including call forwarding, conference calling, caller identification,  voicemail and call waiting. We offer packages of  telecommunications  services.  These packages  permit  customers to bundle their basic telephone line with their choice of enhanced services,  or to customize a set of selected enhanced features that fit their specific needs.

NETWORK ACCESS  SERVICES.  We provide  network access  services to long distance carriers and other  carriers in  connection  with the use of our  facilities  to originate and terminate interstate and intrastate telephone calls. Such services are generally  offered on a month-to-month  basis and the service is billed on a minutes-of-use  basis.  Access  charges  to long  distance  carriers  and  other customers  are based on  access  rates  filed  with the  Federal  Communications
Commission  ("FCC")  for  interstate  services  and  with the  respective  state regulatory agency for intrastate services.

OTHER  BUSINESS.  Interactive  also  provides  non-regulated   telephone-related
services,  including Internet access service and long distance resale service in certain of its telephone service (and adjacent) areas. Interactive also provides and intends to provide more local telephone and other telecommunications service outside  certain of its  franchise  areas by  establishing  CLEC  operations  in
certain  nearby  areas.  In  selected  areas,   Interactive   provides  security
installation  and  monitoring   services  to  homes  and  businesses  and  cable
television services ("CATV").

PRODUCT  STATUS.  The Company is always trying to roll out new services based on technological  advances.  We expect future growth in telephone  operations to be derived from the acquisition of additional telephone  companies,  from providing service to new  customers or  additional  services to existing  customers,  from upgrading existing  customers to higher grades of service,  and from new service offerings. Interactive is currently exploring how to best incorporate Voice over
Internet Protocol ("VoIP") into its business model.

The following  table  summarizes  certain  information  regarding  Interactive's multimedia operations:

                                                   YEARS ENDED DECEMBER 31,
                                                 2002        2003        2004
                                             -----------------------------------
Telecommunications operations
Access lines (a)                                 53,963      52,517      50,803
DSL Lines                                         1,466       2,709       4,098
                                                 ------      ------      ------
Total access lines                               55,429      55,226      54,901
  % Residential                                      74%         73%         76%
  % Business                                         26%         27%         24%
Internet subscribers (including DSL)             21,890      20,853      20,240
Security customers                                6,500       6,712       6,667
Cable subscribers                                 2,831       2,731       3,630

Total Multimedia Revenues
 Local service                                       14%         14%         13%
 Network access                                      61%         62%         63%
Other businesses                                     24%         24%         25%
                                                 ------      ------      ------
   Total multimedia revenues                        100%        100%        100%
                                                 ======      ======      ======

      (a)   An  "access  line"  is  a  telecommunications  circuit  between  the customer's establishment and the central switching office.

      (b)   Other Businesses includes Internet,  security,  CLEC, CATV and other non-regulated revenues.

TELEPHONE  ACQUISITIONS.  Interactive  pursues an active  program  of  acquiring
operating  telephone  companies.   Since  1989,  Interactive  acquired  fourteen
telephone companies serving a total of approximately 45,600 access lines, at the
time  of  these   acquisitions,   for  an   aggregate   consideration   totaling
approximately $153.6 million.  Such acquisitions are summarized in the following table:

                                                              NUMBER OF
                                                               ACCESS            NUMBER OF
                                                                LINES             ACCESS
                                              YEAR OF          YR. OF             LINES            OWNERSHIP
                                            ACQUISITION         ACQ.             12/31/04          PERCENTAGE
                                        -------------------------------------------------------------------------

Western New Mexico Telephone Co.                1989            4,200               6,906              83.1(c)
Inter-Community Telephone Co.                   1991            2,550(a)            2,569             100.0
Cuba City Telephone Co. &
  Belmont Telephone Co.                         1991            2,200               2,629              81.0
Bretton Woods Telephone Co.                     1993              250                 908             100.0
JBN Telephone Co.                               1993            2,300(b)            2,653              98.0
Haviland Telephone Co.                          1994            3,800               3,705             100.0
Dunkirk & Fredonia Telephone Co.
  & Cassadaga Telephone Co.                     1996           11,100              11,682             100.0
Upper Peninsula Telephone Co.                   1997            6,200               6,641             100.0
Central Scott Telephone Co.                     1999            6,000               5,837             100.0
Central Utah Telephone Co./Skyline
  Telephone Company/Bear Lake
  Telephone Company                             2001            7,000               7,273             100.0

(a) Includes  1,350 access lines acquired in 1996. (b) Includes 354 access lines acquired in 1996.
(c) Does not include a 36%  interest in a company  that owns the 16.9%  minority interest.  The Company is in the process of acquiring the remaining 64% interest subject to final  negotiations.  Closing is  expected  by the second  quarter of
2005.

Interactive  continually evaluates acquisition  opportunities targeting domestic rural telephone  companies with a strong market position,  good growth potential and predictable  cash flow. In addition,  Interactive  generally seeks companies with  excellent  local  management  already in place who will remain active with their company. At times,  certain large telephone companies have offered certain of their rural telephone exchanges for sale, often on a statewide or larger area basis.  Interactive  has and in the future may, bid on such groups of exchanges.
Telephone  holding  companies and others actively compete for the acquisition of telephone companies and such acquisitions are subject to the consent or approval of  regulatory  agencies in most states.  While  management  believes it will be successful in making additional acquisitions, any acquisition program is subject to various risks,  including being able to find and complete  acquisitions at an attractive  price and being  able to  integrate  and  operate  successfully  any acquisition made.

RELATED  SERVICES  AND  INVESTMENTS.   Affiliates  of  twelve  of  Interactive's
telephone  companies now offer Internet  access  service.  At December 31, 2004,
Internet  access  customers  totaled  20,240  compared to 20,853 at December 31,
2003.  Interactive  companies have increased DSL service offset by a decrease in dial up service.  Affiliates  of six of  Interactive's  telephone  companies now offer long distance  service,  and affiliates of two of Interactive's  telephone companies now offers CLEC services.

An affiliate  of Dunkirk & Fredonia  Telephone  Company  ("DFT")  provides  CLEC service on a resale basis in  neighboring  Dunkirk,  New York,  certain areas of
Buffalo,  New York, and two other western New York counties.  Some of DFT's CLEC services are being provided via an unbundled  network elements platform (UNE-P), which  allows for  increased  margins  over a resale  CLEC  business  model.  In addition,  DFT is in position  with network  functions  and  agreements to begin offering  services  through  their own  facilities.  Giant  Communications  also provides CLEC services to selected areas in Northeast Kansas.

Giant  Communications  (formerly CLR Video,  L.L.C.),  a 98% owned subsidiary of
Interactive,  is a  provider  of  cable  television  in  northeast  Kansas  with approximately 2,400 subscribers.

Central Telcom  Services,  LLC, a 100% owned  subsidiary of the Company based in
Fairview,  Utah,  acquired certain cable television  assets in February 2004 and has entered  into an  agreement  in January  2005 to acquire a cable  television system located in nearby counties.  The acquisition  closed in March 2005, after completion of necessary  regulatory  approvals and other steps.  The acquisition expanded Lynch  Interactive's  existing customer base by 2,411 cable subscribers and positions the company to promote additional services to its customer base.

DFT  Security  Systems,  Inc.  (which is 63.6%  owned by  Interactive),  another affiliate of DFT, acquired American Alarm Company in December 2001. DFT Security
Systems provides alarm services to western New York, including the Buffalo area, and now serves 6,667 alarm customers. As part of Company's effort to reduce debt and or monetize certain assets, it is considering selling a portion of its alarm accounts.

A subsidiary of  Inter-Community  Telephone Company in North Dakota, and Western
New Mexico  Telephone  Company in New  Mexico  have filed with their  respective state  regulatory  commissions  to provide CLEC services in those states.  Final plans  to offer  CLEC  service  in areas  adjacent  to  Interactive's  telephone operations in those states have not been  completed.  There is no assurance that
Interactive  can  successfully  develop  these  businesses  or that these new or expanded  businesses can be made profitable  within a reasonable period of time.
Such businesses,  in particular any CLEC business,  would be expected to operate at losses initially and for a period of time.

REGULATORY  ENVIRONMENT.  Operating  telephone  companies are regulated by state regulatory agencies with respect to intrastate  telecommunications  services and the FCC with respect to interstate telecommunications services.

TELECOMMUNICATIONS  ACT OF 1996. In recent years, various aspects of federal and state  telephone  regulation  have been subject to  re-examination  and on-going modification.  In February 1996, the  Telecommunications  Act of 1996 (the "1996
Act"),  which is the most  substantial  revision of  communications  regulations since the  1930's,  became  law.  The 1996 Act is  intended  generally  to allow telephone, cable, broadcast and other telecommunications providers to compete in each other's businesses,  while loosening regulation of those businesses.  Among other things,  the 1996 Act (i) allows major long distance  telephone  companies and cable television companies to provide local exchange telephone service; (ii)
allows new local  telephone  service  providers to connect into  existing  local telephone exchange networks and purchase services at wholesale rates for resale;
(iii) provides for a commitment to universal service for high-cost,  rural areas and authorizes state regulatory  commissions to consider their status on certain competition  issues;  (iv) allows the Regional Bell Operating Companies to offer long  distance  telephone  service and enter the alarm  services and  electronic publishing businesses; (v) removes rate regulation over non-basic cable service;

and (vi)  increases the number of  television  stations that can be owned by one party. The 1996 Act had dual goals of fostering local and intrastate competition while ensuring universal service to rural America.

NATIONAL EXCHANGE CARRIER ASSOCIATION.  For interstate  services,  Interactive's telephone subsidiaries  participate in the National Exchange Carrier Association
("NECA")  common line and traffic  sensitive  tariffs and access  revenue pools.
Where applicable, Interactive's subsidiaries also participate in similar pooling arrangements  approved by state regulatory  authorities for intrastate services.
Such  interstate and intrastate  arrangements  are intended to compensate  local exchange carriers ("LECs"), such as Interactive's operating telephone companies, for the costs,  including a fair  rate-of-return,  of  facilities  furnished  in originating and terminating interstate and intrastate long distance services.

In addition to access pool participation,  certain of Interactive's subsidiaries
are  compensated  for  their   intrastate  costs  through  billing  and  keeping
intrastate  access charge revenues  (without  participating  in an access pool).
Intrastate  access charge  revenues are based on  intrastate  access rates filed with the state regulatory agency.

INTERCARRIER  COMPENSATION REFORM. The FCC released a Further Notice of Proposed
Rulemaking  ("FNPRM")  on March 3, 2005 to examine all  aspects of  intercarrier compensation including access charges,  reciprocal  compensation,  transport and transiting  services,  as  well  as,  various  network  interconnection  issues.
Currently, the rate for intercarrier compensation depends on the type of traffic
at  issue,  the  types  of  carriers  involved,   and  the  end  points  of  the
communication.  Many believe these rate differentials  create both opportunities
for  regulatory   arbitrage  and  incentives  for  inefficient   investment  and
deployment  decisions.  The intent of this proceeding is to replace the existing patchwork of intercarrier compensation rules with a unified approach.

UNIVERSAL SERVICE FUND. The FCC has completed  numerous  regulatory  proceedings required to implement the 1996 Act. For certain  issues,  the FCC bifurcated the proceedings between price-cap and rate-of-return companies or in the case of the
Universal Service Fund ("USF") mechanisms between rural and non-rural companies.
All of Interactive's telephone subsidiaries are rural,  rate-of-return companies for interstate  regulatory  purposes.  Rate-of-return  companies receive support based on their costs  while price cap  companies  receive  support  based on the prices of  communications  services.  USF is intended,  among other  things,  to provide  special  support funds to high cost rural LECs so that they can provide affordable services to their customers,  notwithstanding  their high cost due to low population density.

On  February  25,  2005,  the  FCC  adopted  measures   addressing  the  minimum
requirements  for a  telecommunications  carrier to be designated as an eligible telecommunications  carrier ("ETC") and thus be eligible to receive federal USF.
All of  Interactive's  companies are already  designated  as ETCs.  New carriers seeking ETC designation must now:

     o      Provide a  five-year  plan  demonstrating  how  high-cost  universal service  support  will be  used to  improve  its  coverage,  service quality or capacity  throughout  the service area for which it seeks designation.
     o      Demonstrate   its  ability  to  remain   functional   in   emergency
            situations.
     o      Demonstrate  that it will satisfy  consumer  protection  and service quality standards.
     o      Offer local usage plans comparable to those offered by the incumbent local  exchange  carrier  ("ILEC")  in the  areas for which it seeks designation.
     o      Acknowledge that it may be required to provide equal access,  if all
            other  ETCs  in  the  designated   service  area  relinquish   their
            designations.

The FCC added that these same  requirements  are  applicable to ETCs  previously designated by the commission, and these carriers must submit evidence by October
1, 2006,  showing  compliance.  The FCC encourages states that have jurisdiction over ETC designations to adopt these requirements.

The FCC  adopted  the Rural Task Force  ("RTF")  order  related to USF for rural carriers in May 2001 that mandates the continued use of actual embedded costs as the basis for USF support for rural  carriers  through June 2006. In such order,

the FCC emphasized that it would provide predictability, certainty and stability to rural LECs for five  years,  so as to allow  rural  carriers  to  continue to provide  supported  telecommunications  services at affordable rates to American consumers.  On June 28, 2004,  the FCC referred the issue of what  modifications are needed for rural  carriers for a post-RTF USF  mechanism to a  Federal-State
Joint Board on Universal Service after June 2006.

The federal and state USF mechanisms, including that which the Company receives, are subject to considerable scrutiny and possible modification by the FCC. It is not possible to predict what  modifications the FCC may adopt regarding USF, the timing  of such  modifications  or the  impact  of  those  modifications  on the
Company.

VOICE OVER INTERNET  PROTOCOL.  Interactive's  local exchange carrier  telephone operations do not have  significant  wireline  competition  at the present time.
However,  wireless  usage and VoIP is continuing to increase  across the nation, including  in the areas  served by  Interactive,  which  could have  substantial detrimental impact on future revenues and create additional  uncertainty for the
Company.  It is not  possible  to predict  the  extent  these  complimentary  or substitutable services might impact Interactive's revenues. Because of the rural nature of their  operations  and related low population  density,  Interactive's rural LEC  subsidiaries  are  primarily  high  cost  operations,  which  receive substantial Federal and state support.  However, the regulatory  environment for
LEC operations has begun to change. VoIP usage is increasing as both a transport facility to haul  traffic  between  switching  centers,  as well as the means to serve the end user customer's voice telephone needs. As a transport facility, it is  expected  to  decrease  the  overall  cost of  transport  in the  long  run.
Interactive  is  analyzing  if VoIP could be utilized  for  transport  in a cost effective manner in the most rural portions of the nation,  such as those served by the Company.

The  Interexchange  carriers ("IXCs") would like to have access minutes that are transported  over VoIP  exempt  from  paying  access  charges.  If the IXCs were exempted from paying access charges on traffic  transported  over VoIP, it would have a significant  detrimental  impact to the Company's access charge revenues.
While the FCC has initially  determined that  computer-to-computer  VoIP traffic should not be  considered a  telecommunications  service,  it is not possible to predict the FCC's actions  regarding  the transport  issue since the FCC has not issued a  decision  on this  matter.  The FCC has  opened  a more  comprehensive proceeding to determine the extent VoIP should be subject to regulation.

In addition to transport,  companies are increasing the use of VoIP in providing voice services to the end user. The VoIP end user traffic  requires the use of a broadband  service,  such as DSL or cable, in order to receive the low price (or free) VoIP voice  service.  Since DSL cannot be purchased  from the ILEC without the customer first purchasing a traditional local access line service,  the ILEC still  receives  the DSL and the local  service  revenue as long as the end user purchases  the DSL from the  ILEC.  Obviously,  if the end  user  purchases  the broadband  service  from a  competitor,  such as a cable or  wireless  broadband company,  the ILEC loses all revenue  associated with the customer  switching to
VoIP.  Of greater  concern is the fact that the Company  loses the access charge revenue  associated with intrastate  calls that previously were provided through the Company's  switched  network.  It is not possible to determine the potential lost revenue from calls that are handled by VoIP rather than the public switched network.  This is very  similar to revenue  losses due to  wireless  usage where minutes of use are being  removed from the Company's  switching  platform to the wireless carrier's switch thus reducing the Company's access revenues.

COMPETITION.  Competition  in the  telecommunications  industry  is  increasing.
Competition in our specific wireline telecommunications markets is becoming more signficant in the areas closest to larger towns or metropolitan areas.  Although all of Interactive's current telephone companies have historically been monopoly wireline  providers  in their  respective  area  for  local  telephone  exchange service,  except to a very limited extent in Iowa, the regulatory  landscape has begun to change and we now experience  competition from long distance  carriers, from cable  companies and internet  service  providers  with respect to internet access and  potentially  in the future from cable  telephony,  and from wireless carriers.  Competition  may result in a greater loss of access lines and minutes of use and the conversion of retail lines to wholesale  lines,  which negatively affects revenues and margins from those lines. Competition also puts pressure on the  prices  we are able to  charge  for some  services,  particularly  for some non-residential  services.  The total  number of  competitors  is  difficult  to estimate since many of the companies do not have a local  presence but,  instead compete for services via the internet using Vo IP or wireless operations.

As a result of the 1996 Act, FCC and state regulatory authority  initiatives and judicial decisions aimed at increasing competition,  certain  telecommunications providers have attempted to bypass local exchange  carriers to connect  directly with high-volume toll customers.  For example, in the last few years, the States of New  Mexico,  New York,  Michigan,  Wisconsin  and  Kansas  passed or amended telecommunications  bills  intended to reduce  regulations  and  introduce  more
competition  among  providers  of  local  services.   In  addition,   regulatory
authorities  in certain  states,  such as New York,  have taken steps to promote competition in local telephone  exchange service by requiring  certain companies to offer wholesale rates to resellers.  To date, no substantial  impact has been seen on  Interactive's  telephone  subsidiaries,  which do not  consider  this a
significant   near-term   competitive  threat  due  to  the  limited  number  of
high-volume customers they serve.

OTHER MULTIMEDIA SERVICES

BROADCASTING

STATION  WHBF-TV - Lynch  Entertainment,  L.L.C.  ("Lynch  Entertainment  I"), a
wholly-owned  subsidiary  of  Interactive,  and Lombardo  Communications,  Inc.,
wholly-owned  by  Philip  J.  Lombardo,  are the  general  partners  of  Coronet
Communications Company ("Coronet").  Lynch Entertainment I has a 20% interest in
Coronet and Lombardo  Communications,  Inc. has an 80% interest. In addition, on the sale of the stations,  Interactive is entitled to an additional fee of 5% of the Capital  Proceeds (as  defined).  Coronet owns a  CBS-affiliated  television station  WHBF-TV  serving  Rock Island and Moline,  Illinois and  Davenport  and
Bettendorf, Iowa.

STATION WOI-TV - Lynch Entertainment  Corporation II ("LEC-II"),  a wholly-owned subsidiary of Interactive,  owns 49% of the outstanding common shares of Capital
Communications Corporation which owns Station WOI-TV ("Capital") and convertible preferred  stock,  which when  converted,  would  bring  LEC-II's  common  share ownership to 50%.  WOI-TV is an ABC  affiliate  and serves the Ames/Des  Moines,
Iowa market. Lombardo Communications, Inc. II, controlled by Philip J. Lombardo, has the remaining share interest in Capital.

The Company's investments in broadcasting  investments are carried on the equity basis and do not materially impact our current operating results.

Based upon a multiple of twelve times broadcast cash flow, plus cash, less debt,
Interactive  estimates  its value in these  stations  at almost  $16  million as compared to the net book value of these  investments of a negative $0.6 million.
It is not  assured  that the  results of these  stations  will  continue  at the current level or that they could be sold at twelve times cash flow.

OPERATIONS.  Revenues of a local  television  station depend to some extent upon its  relationship  with  an  affiliated  television  network.  In  general,  the affiliation  contracts  of WHBF-TV  and WOI-TV  with CBS and ABC,  respectively, provide  that the network will offer to the  affiliated  station the programs it generates, and the affiliated station will transmit a number of hours of network programming  each month.  The programs  transmitted  by the  affiliated  station generally include advertising  originated by the network,  for which the network is compensated by its advertisers.

The affiliation contract has historically  provided that the network will pay to the affiliated station an amount which is determined by negotiation,  based upon the market size and rating of the affiliated  station.  Recently,  however,  the networks have begun in some instances to charge affiliated  stations for certain programming.  Typically,  the affiliated  station also makes available a certain number of hours each month for network  transmission without compensation to the local station, and the network makes available to the affiliated station certain
programs,   which  will  be  broadcast  without   advertising,   usually  public
information  programs.  Some network  programs  also include  "slots" of time in which the local  station  is  permitted  to sell  spot  advertising  for its own account.  The  affiliate  is  permitted  to sell  advertising  spots  preceding, following, and sometimes during network programs.

A network  affiliation is important to a local station because network programs, in general,  have higher viewer  ratings than  non-network  programs and help to establish a solid audience base and  acceptance  within the market for the local station.  Because  network  programming  often  enhances  a  station's  audience ratings, a network-affiliated  station is often able to charge higher prices for its own  advertising  time.  In addition to revenues  derived from  broadcasting network  programs,  local  television  stations derive revenues from the sale of advertising  time for spot  advertisements,  which  vary from 10  seconds to 120 seconds in length,  and from the sale of program  sponsorship  to  national  and local advertisers. Advertising contracts are generally short in duration and may be canceled  upon  two-weeks  notice.  WHBF-TV and WOI-TV are  represented  by a national firm for the sale of spot advertising to national  customers,  but have local  sales  personnel  covering  the  service  area in which each is  located.
National   representatives   are  compensated  by  a  commission  based  on  net
advertising revenues from national customers.

COMPETITION.  WHBF-TV and WOI-TV compete for revenues with local  television and
radio  stations,  cable  television,   and  other  advertising  media,  such  as
newspapers,   magazines,  billboards  and  direct  mail.  Generally,  television stations  such as  WHBF-TV  and WOI-TV do not  compete  with  stations  in other markets.

Other sources of  competition  include  cable  television  systems,  which carry television  broadcast  signals by wire or cable to subscribers who pay a fee for this service. CATV systems retransmit programming originated by broadcasters, as well  as  providing  additional  programming  that  is  not  originated  on,  or transmitted from, conventional  broadcasting stations. Direct Broadcast Services
("DBS") are  satellites  providing  local to local  video  services to a growing percentage of the population in the United States. In addition, some alternative media operators provide for a fee and, on a subscription basis, programming that is not a part of regular  television  service.  Additional  program services are provided by low-power television stations as well.

FEDERAL  REGULATION.  Television  broadcasting is subject to the jurisdiction of the FCC under the  Communications  Act of 1934, as amended (the  "Communications
Act"). The  Communications  Act, and/or the FCC's rules, among other things, (i)
prohibit the  assignment of a broadcast  license or the transfer of control of a corporation  holding  a license  without  the prior  approval  of the FCC;  (ii)
prohibit the common  ownership of a television  station and a daily newspaper in the same market; (iii) restrict the total number of broadcast licenses which can be held by a single entity or individual or entity with  attributable  interests in the stations and prohibits  such  individuals  and entities from operating or having attributable interests in most types of stations in the same service area
(loosened  in the 1996 Act);  and (iv) limit  foreign  ownership of FCC licenses under certain  circumstances.  In June 2003,  the FCC adopted  substantial  rule changes  that relax  many of the  prohibitions  on the  ownership  of  broadcast licenses. Currently, however, these rule changes are being challenged in federal court. In calculating media ownership interests,  The Company's interests may be aggregated under certain circumstances with certain other interests of Mr. Mario
J. Gabelli,  Chairman and Chief Executive Officer of the Company, and certain of his affiliates.

Television  licenses are issued for terms of eight years and are  renewable  for terms of eight  years.  The current  licenses  for WHBF-TV and WOI-TV  expire on
December 1, 2005 and February 1, 2006, respectively.

OTHER

SUNSHINE  PCS  CORPORATION.  On December  31,  2003,  Sunshine  PCS  Corporation
("Sunshine")  completed  the sale of its three C-Block  personal  communications services licenses to Cingular Wireless LLC ("Cingular") for $13,750,000 in cash.
The  licenses,  which are for the provision of C-Block  personal  communications
services  in  the  Florida  cities  of  Tallahassee,   Panama  City  and  Ocala,
represented   substantially   all  of  the  assets  of   Sunshine.   In  related
transactions,  Sunshine  used a portion of the sales  proceeds to acquire all of its preferred stock and warrants held by Interactive for an aggregate  amount of
$7,587,000  (the  "Preferred  Stock  and  Warrant  Repurchase")  and  all of its
outstanding Class B Common Stock for an aggregate amount of $613,862 (the "Class

B  Stock  Repurchase").  Interactive's  cash  investment  in  Sunshine  and  its predecessor  companies,  beginning in 1993, was a cumulative  $21.9 million.  In
1997 and in 1999,  Interactive  recorded  impairment  losses of $7.0 million and
$15.4  million,  respectively,  which  included the  impairment  of interest the
Company capitalized on these investments during the development of the licenses.
Following  the  Preferred  Stock and  Warrant  Repurchase  and the Class B Stock
Repurchase,  Interactive owns 294,117 shares of Sunshine's Class A Common Stock, representing  6.4% of all outstanding  Class A Shares of Sunshine.  During 2004, the Company received a cash  distribution  from Sunshine equal to $.83 per share and on March 25, 2005,  Sunshine was quoted at $.12 per share on bulletin  board market.

LAS  CRUCES,  NM PCS  LICENSE.  Another  subsidiary  of  Interactive,  Lynch PCS
Corporation  G ("LPCSG")  holds a 10 MHz PCS license for the Basic  Trading Area
(BTA) covering Las Cruces,  New Mexico.  Las Cruces is the principal city in the
BTA, which covers a population of approximately 249,902 (as of the 2000 census).
In April 2002,  LPCSG  completed a build-out of the licensed area  sufficient to meet  the  FCC  requirement  that  it  provide  service  coverage  to  at  least one-quarter  of the  population  in this BTA. In a February 2005 FCC auction for similar spectrum,  the price per MHz of population was materially lower than the price paid by Interactive for this spectrum.  Accordingly, at December 31, 2004,
Interactive  recorded a $0.3 million  impairment  of this  investment,  which is included in amortization expense.

LOGAN,  UT PCS LICENSE.  As part of the  acquisition  of Central Utah  Telephone
Company  by  Interactive  in June 2001,  Interactive  acquired  Central  Telecom
Services, LLC, a related entity that now owns a 10 MHz PCS license in the Logan,
Utah, BTA, which has a population of approximately  102,702 (as of 2000 census).
Similar to LPCSG,  Central Telecom Services has completed a build-out sufficient to meet the FCC  requirement  that  service  coverage be  available  to at least one-quarter  of the population in this BTA. In respect of the traditions of many staff members and former owners,  Interactive committed to donate 20% of the net profits (as defined in the donation  letter) from any sale of the Logan  license to the Church of Jesus  Christ of Latter  Day  Saints.  In a  February  2005 FCC
auction for similar  spectrum,  the price per MHz of population  was  materially lower than the price paid by  Interactive  for this  spectrum.  Accordingly,  at
December  31,  2004,  Interactive  recorded a $0.4  million  impairment  of this investment, which is included in amortization expense.

IOWA PCS  LICENSES.  Central  Scott has a 10 MHz PCS  License  for its  wireline
territory   covering  a  population   of  11,470.   Central  Scott  is  also  an
approximately  14% minority owner of an entity that has a 10 MHz PCS license for portions of Clinton and Jackson  Counties in Iowa,  with a total  population  of
68,470.

RSA CELLULAR INTERESTS.  Interactive owns minority interests in certain entities that provide  wireless  cellular  telephone  service in two Rural  Service Areas
("RSAs")  in New Mexico  and two RSA's in North  Dakota,  covering  areas with a total  population of  approximately  163,000.  Equity in earnings from these two operations  was $2.9 million in 2004 on a combined  basis and the combined  book value of these  entities was $6.3  million at December  31, 2004.  Interactive's proportional share of these operations  combined revenues,  EBITDA and operating profits were $3.9 million, $1.9 million and $1.6 million  respectively,  for the
year  ended   December  31,  2004,   and  we  received   $0.7  million  in  cash
distributions, net of cash paid to minority interests, from these investments in
2004. An  additional  $0.9 million was received  from these  investments  in the first quarter of 2005.  The difference  between  EBITDA and operating  profit is depreciation of plant and equipment.  EBITDA is presented because it is a widely accepted  financial  indicator of value and ability to incur and service debt in this  industry.  The Company  utilizes the EBITDA  metric for valuing  potential acquisitions.  EBITDA is not a substitute  for operating  profit,  in accordance with generally  accepted  accounting  principles.  The entities have no debt and
Interactive's proportional share of their cash equivalents is $1.1 million.

OTHER INTERESTS IN WIRELESS  LICENSES.  In 1997, LPCSG entered into an agreement with  Bal/Rivgam  LLC (in  which  an  affiliate  of the  CEO has a 49.9%  equity interest),  which won  licenses in the FCC's  Wireless  Communications  Services
("WCS")  Auction  in 1997,  to  receive  a fee equal to 5% of the  realized  net profits  of  Bal/Rivgam  (after an  assumed  cost of  capital),  in  return  for providing  bidding and certain other services to Bal/Rivgam.  Bal/Rivgam holds 5
WCS licenses covering a population of approximately 42 million with an aggregate cost of $0.7 million and certain Local Multipoint Distribution Services ("LMDS")

licenses.  Betapage  Communications,  L.L.C.,  in which  Interactive has a 49.9%
equity  interest,  was a winning  bidder in the FCC  auction  for 929 MHz paging licenses,  which was conducted in 2000. Betapage won 24 paging licenses covering a population  of 76.7 million at a cost of  approximately  $77,000.  Interactive also has the right to receive a fee equal to 20% of the  realized net profits of
Betapage (after an assumed cost of capital).

Another  subsidiary  of  Interactive  is a 49.9% owner of PTPMS  Communications,
L.L.C. ("PTPMS"),  which was a winning bidder in the FCC auction of licenses for fixed point-to-point  microwave services, which was conducted in 2000. PTPMS won
22 licenses  covering a population of 27.6 million for an aggregate cost of $1.5 million.  Interactive's  subsidiary has loaned PTPMS approximately $1.4 million.
Interactive's subsidiary also has the right to receive a fee equal to 20% of the realized net profits of PTPMS (after an assumed cost of capital).

Another  subsidiary of Interactive is a 49.9% owner of PTPMS  Communications II,
L.L.C  ("PTPMS II"),  which was a winning  bidder in the FCC auction of licenses for 700 MHz Guard Band  spectrum for  wireless  data  transmission  and wireless
Internet  services,  which was  conducted in 2000.  PTPMS II won three  licenses covering a population  of 6.4 million in BTAs  including  the cities of Buffalo,
NY,  Des  Moines-Quad-Cities,  IA and El  Paso,  TX,  at an  aggregate  cost  of approximately  $6.3 million.  Interactive has loaned PTPMS II approximately $6.1 million. Interactive's subsidiary has the right to receive a fee equal to 20% of the realized  net profits of PTPMS II (after an assumed  cost of capital).  In a
FCC auction conducted in September 2002 for similar  spectrum,  called the Lower
700 MHz Band Auction,  the price per MHz of population was materially lower than the  price  paid by PTPMS  II in 2000.  Accordingly,  during  2002,  Interactive provided  a  reserve  for  impairment  for its  investment  in  PTPMS II of $5.5 million.

Another  subsidiary  of  Interactive,   Lynch  3G  Communications   Corporation,
participated in the Lower 700 MHz auction conducted in August 2002. Lynch 3G won eight 12 MHz licenses in the following areas:  Reno, NV; Santa Barbara,  CA; Des
Moines, IA; Quad Cities area of Davenport and Bettendorf, IA and Rock Island and
Moline,  IL; Las Cruces, NM; Elmira, NY; and two RSAs in the western part of New
Mexico.  The total  population  covered by these licenses is  approximately  1.7 million. Lynch 3G paid $1.1 million for these licenses.

In June 2003,  Lynch 3G  participated  in a re-auction of Lower 700 MHz spectrum that was not licensed in the August 2002 auction and won four 12 MHz licenses in the following areas: Dubuque, IA, Gogebic, MI, San Juan, NM and Chautauqua,  NY.
The total  population  covered by these licenses is  approximately  1.1 million.
Lynch 3G paid $620,000 for these licenses.

In July 2004,  Lynch 3G  participated in the Auction for 24 GHz Spectrum and was high bidder for two licenses,  Buffalo - Niagara, NY and Davenport, IA - Moline,
IL, for a total cost of $49,000.

In February 2005,  Lynch 3G  participated in Auction 58 for PCS Spectrum and was high bidder for two licenses,  Marquette,  MI and Klamath Falls, OR, for a total cost of $0.5 million.

Interactive  expects to continue to participate  in the spectrum  auctions being conducted by the FCC in order to have the flexibility to accommodate present and future  needs  of  existing  and  future  customers  as well as  establish  high bandwidth opportunities.

In addition to the build out  requirements  for PCS  licenses,  FCC rules impose build-out requirements for WCS, LMDS, paging licenses,  point-to-point microwave services  and the  licenses  granted in 700 MHz  (guard  band) and Lower 700 MHz spectrum.  There are also substantial restrictions on the transfer of control of licensed spectrum.

There are many risks relating to PCS and other FCC wireless  licenses  including without  limitation,  the high cost of PCS and certain other licenses,  the fact that it involves start-up businesses,  raising the substantial funds required to pay for the licenses and the build out,  determining the best way to develop the licenses and which technology to utilize,  the small size and limited  resources of  companies  compared to other  potential  competitors,  existing and changing regulatory  requirements,  additional  auctions of  wireless  telecommunications spectrum and actually building out and operating new businesses  profitably in a highly competitive environment (including already established cellular telephone operators  and other new PCS  licensees).  There  can be no  assurance  that any
licenses  granted  to  entities  in  which   subsidiaries  of  Interactive  have
interests,  can be successfully sold or financed or developed,  thereby allowing
Interactive's subsidiaries to recover their debt and equity investments.

MORGAN GROUP HOLDING COMPANY. In January 2002, Interactive spun off its interest in The Morgan  Group,  Inc.  ("Morgan"),  its only  services  subsidiary,  via a tax-free dividend to its shareholders.

II.  OTHER INFORMATION

PATENTS,  LICENSES,  FRANCHISES.  While  Interactive  holds  licenses of various types, Interactive does not believe they are critical to its overall operations, except for (1) the  television-broadcasting  licenses of WHBF-TV and WOI-TV; (2)
Interactive's   telephone   subsidiaries'   franchise  certificates  to  provide
local-exchange telephone service within their service areas; (3) FCC licenses to operate point-to-point  microwave systems; (4) licenses held by partnerships and corporations  in  which  certain  of  Interactive's  subsidiaries  own  minority interests to operate cellular  telephone  systems covering various service areas in New Mexico and North Dakota, (5) Giant Communications'  franchises to provide
cable   television   service   within  its  service   areas  and  (6)   personal
communications  services  and  other  wireless  communication  licenses  held by companies in which  Interactive's  subsidiaries have investments,  including the
PCS licenses for Las Cruces,  New Mexico,  Logan,  Utah, and portions of Iowa as described above in more detail.

COMPLIANCE.  The capital  expenditures,  earnings  and  competitive  position of
Interactive  have  not been  materially  affected  by  compliance  with  current federal, state, and local laws and regulations relating to the protection of the environment;  however,  Interactive cannot predict the effect of future laws and regulations.

SEASONALITY.  No portion of the business of Interactive is regarded as seasonal.
While  Interactive's  New Hampshire and Michigan  operations usage varies during the year due to tourism and vacation homes in their areas,  this is not material for Interactive's telephone operations as a whole.

DEPENDENCE  ON  CUSTOMERS.  Interactive  does not  believe  that its  multimedia business is dependent on any single  customer of local telephone  service.  Most local exchange carriers, including Interactive's,  received a significant amount of revenues in the form of access fees from long  distance  companies  which are referred to as interexchange carriers (IXCs). Bankruptcy of a significant IXC or of several  IXCs in the same  period  could have a  material  adverse  effect on
Interactive.  Interactive  cannot predict which, if any, IXCs may go bankrupt in the future.

GOVERNMENT  CONTRACTS.  Interactive  provides  service to the  government  under
tariff  or  special  contract.   Interactive's   government  contracts  are  not
significant and it would not adversely  impact its operations if those contracts were eliminated.

EMPLOYEES.  Interactive  had a total of 356  employees  at  December  31,  2004, including 6 corporate  employees  and the  remainder  responsible  for providing rural telephone services, compared to 349 employees at December 31, 2003.